Exhibit 99.2

Stantec

STN TSX NYSE

Management's Discussion and Analysis 2019

EXCELLENCE · INNOVATION · GROWTH · PEOPLE ·

Management’s Discussion and Analysis 2019

Index to Management’s Discussion and Analysis

BUSINESS MODEL AND STRATEGY	2

BASIS OF PRESENTATION	4

2019 FINANCIAL HIGHLIGHTS	5

2019 FOURTH QUARTER HIGHLIGHTS	8

FINANCIAL TARGETS	9

OUTLOOK	11

FINANCIAL PERFORMANCE	11

FOURTH QUARTER RESULTS	16

QUARTERLY TRENDS	18

STATEMENTS OF FINANCIAL POSITION	20

LIQUIDITY AND CAPITAL RESOURCES	21

CRITICAL ACCOUNTING ESTIMATES, DEVELOPMENTS, AND MEASURES	28
Critical Accounting Estimates	28
Accounting Developments	28
Materiality	31
Definition of Non-IFRS Measures	32

RISK FACTORS	33

CONTROLS AND PROCEDURES	40

SUBSEQUENT EVENTS	41

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	41

Management’s Discussion and Analysis

February 26, 2020

This discussion and analysis of Stantec Inc.’s (Stantec or the Company) operations, financial position, and cash flows for the year ended December 31, 2019, dated February 26, 2020, should be read in conjunction with the Company’s 2019 audited consolidated financial statements and related notes for the year ended December 31, 2019. Our 2019 audited consolidated financial statements and related notes are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). All amounts shown are in Canadian dollars.

Additional information regarding the Company, including our Annual Information Form, is available on SEDAR at sedar.com and on EDGAR at sec.gov. This additional information is not incorporated by reference unless otherwise specified and should not be deemed to be made part of this Management’s Discussion and Analysis (MD&A).

Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

Business Model and Strategy

Stantec is a global design and engineering firm with 22,000 employees that operate out of 350 locations around the world. We design with community in mind. Annual net revenue in 2019 of $3.7 billion was earned 30% in Canada, 52% in the United States and 18% from our Global operations. We will continue to grow and diversify sustainably for the benefit of our clients, employees and shareholders.

With strong expertise across the buildings, energy and resources, environmental services, infrastructure, and water sectors, Stantec is well positioned to address new opportunities that are emerging as a result of climate change, urbanization, geopolitics and technology. Over the next decade, an incremental US$2 trillion in emerging engineering and design opportunities are expected worldwide in areas like coastal resilience, ecosystem restoration, smart cities and urban places, and energy remix. This is on top of an already healthy level of business activity.

Stantec’s vision is to remain a top 10 global design firm that maximizes long-term, sustainable value.

Key components of our business model are:

1.

Geographic diversification. We do business in three regional operating units—Canada, the United States, and Global—offering similar services across all regions. This diversity allows us to cultivate close client relationships at the local level while offering the expertise of our global team.

2.

Service diversification. We offer services in various sectors across the project life cycle through five business operating units (BOUs): Buildings, Energy & Resources, Environmental Services, Infrastructure, and Water.

3.

Design focus. We serve the design phase of buildings, energy, and infrastructure projects, which offers higher margin opportunities and more controllable risk than integrated engineering and construction firms.

4.

Life-cycle solutions. We provide professional services in all phases of the project life cycle: planning, design, construction administration, commissioning, maintenance, decommissioning, and remediation.

Management’s Discussion and Analysis December 31, 2019	M-2	Stantec Inc.

Strategy

We aim to grow and diversify sustainably for the benefit of our clients, employees and shareholders. We will do this through a client-centric framework with four value creators:

Excellence - We have reshaped our organization to be lean and highly engaged. We will continue to drive earnings growth through exceptional project execution and efficient operations.

Innovation - We will continue to invest in the development of leading-edge services for our clients that differentiate our service offering and drive organic growth. Innovation is also expected to drive operational efficiency.

People - We will provide a workplace that attracts, engages, rewards and retains the best talent in the industry.

Growth - We will create shareholder value and grow earnings through a combination of organic and acquisition growth and disciplined capital allocation.

We aim to achieve four key financial targets by the end of 2022:

1.	Grow net revenue at a compound annual growth rate (CAGR) of greater than 10%.

2.	Drive adjusted EBITDA margins to the range of 16% to 17%.

3.	Grow earnings per share at a CAGR of greater than 11%.

4.	Deliver a return on invested capital of greater than 10%.

Strategic Acquisitions Completed in 2019 and 2018

Following is a list of acquisitions that contributed to revenue growth in our reportable segments and business operating units:

				BUSINESS OPERATING UNITS
	Date		# of		Energy &	Environmental
REPORTABLE SEGMENTS	Acquired	Primary Location	Employees	Buildings	Resources	Services	Infrastructure	Water

Canada
Norwest Corporation (NWC)	May 2018	Calgary, Alberta	110		●
Cegertec Experts Conseils Inc. (CEG)	May 2018	Chicoutimi, Quebec	250	●	●		●
True Grit Engineering Limited (TGE)	October 2018	Thunder Bay, Ontario	55			●

United States
Occam Engineers Inc. (OEI)	March 2018	Albuquerque, New Mexico	55					●
Norwest Corporation (NWC)	May 2018	Calgary, Alberta	30		●

Global
ESI Limited (ESI)	March 2018	Shrewsbury, England	50			●
Traffic Design Group Limited (TDG)	April 2018	Wellington, New Zealand	80				●
Peter Brett Associates LLP (PBA)	September 2018	Reading, England	700	●		●	●
Wood & Grieve Engineers (WGE)	March 2019	Perth, Australia	600	●

Management’s Discussion and Analysis December 31, 2019	M-3	Stantec Inc.

Basis of Presentation

Effective January 1, 2019, we adopted IFRS 16 Leases (IFRS 16) using the modified retrospective approach and did not restate comparative information. The new standard requires companies to bring operating leases, formerly treated as off-balance sheet items, onto a company’s statement of financial position. As such, on January 1, 2019, our consolidated statement of financial position recognized lease assets for our right to use the underlying assets and lease liabilities associated with future fixed lease payments. IFRS 16 impacted our financial results as follows:

Impact on January 1, 2019, statement of financial position:

•	Recognized lease assets of $561.8 million and lease liabilities of $645.0 million.

•	Opening retained earnings was adjusted downward by $31.2 million.

•	Certain current and non-current items on our statement of financial position were also reclassified to conform to IFRS 16.

Impact on 2019 earnings and cash flows:

•	The adoption of IFRS 16 reduced net income and diluted earnings per share by approximately $3.7 million ($5.1 million pre-tax) and $0.03, respectively.

•	Administrative and marketing expenses decreased $143.0 million.

•	Depreciation expense for leased assets increased $115.8 million.

•	Interest expense increased $32.3 million.

•	EBITDA and adjusted EBITDA increased $143.0 million.

•

Operating cash inflows increased $116.7 million, investing cash outflows increased $50.4 million, and financing cash outflows increased $66.3 million, resulting in a net zero effect on total cash flows.

EBITDA and adjusted EBITDA are non-IFRS measures. For further details, including a tabular presentation of IFRS 16 impacts on our financial results, refer to IFRS 16 Leases (M-29 to M-31) in this MD&A and note 6 of our 2019 audited consolidated financial statements.

Management’s Discussion and Analysis December 31, 2019	M-4	Stantec Inc.

2019 Financial Highlights

	Year Ended Dec 31
	2019		2018		2017
(In millions of Canadian dollars, except per share amounts and percentages)	$	% of Net Revenue	$	% of Net Revenue	$	% of Net Revenue

Gross revenue	4,827.3	130.1%	4,283.8	127.7%	4,028.7	126.9%
Net revenue	3,711.3	100.0%	3,355.2	100.0%	3,173.8	100.0%
Direct payroll costs	1,702.9	45.9%	1,540.0	45.9%	1,411.9	44.5%
Gross margin	2,008.4	54.1%	1,815.2	54.1%	1,761.9	55.5%
Administrative and marketing expenses	1,433.6	38.6%	1,438.2	42.9%	1,407.7	44.4%
Other	(1.2)	0.0%	6.9	0.2%	(60.4)	(2.0%)
EBITDA from continuing operations (note)	576.0	15.5%	370.1	11.0%	414.6	13.1%
Depreciation of property and equipment	58.2	1.6%	50.1	1.5%	52.2	1.6%
Depreciation of lease assets	115.8	3.1%	-	0.0%	-	0.0%
Amortization of intangible assets	66.9	1.8%	65.0	1.9%	73.0	2.3%
Net interest expense	69.6	1.9%	28.7	0.9%	25.9	0.8%
Income taxes	71.1	2.0%	55.0	1.6%	166.5	5.2%
Net income from continuing operations	194.4	5.2%	171.3	5.1%	97.0	3.1%
Net loss from discontinued operations	-	0.0%	(123.9)	(3.7%)	-	0.0%
Net income	194.4	5.2%	47.4	1.4%	97.0	3.1%
Basic and diluted earnings per share (EPS) from continuing operations	1.74	n/m	1.51	n/m	0.85	n/m
Adjusted EBITDA from continuing operations (note)	574.4	15.5%	392.5	11.7%	353.3	11.1%
- Excluding IFRS 16 (note)	431.4	11.6%	392.5	11.7%	353.3	11.1%
Adjusted net income from continuing operations (note)	225.0	6.1%	206.6	6.2%	196.7	6.2%
Adjusted diluted EPS from continuing operations (note)	2.02	n/m	1.82	n/m	1.72	n/m
Dividends declared per common share	0.58	n/m	0.55	n/m	0.50	n/m

Total assets	4,561.5		4,009.9		3,883.1
Total long-term debt	860.9		933.7		739.6

Construction Services operations are presented as discontinued operations. Results for 2019 were accounted for using IFRS 16 and results for 2018 and 2017 were accounted for using IAS 17. Gross and net revenue were accounted for using IFRS 15 for 2019 and 2018 and IAS 11 for 2017.

note: EBITDA, adjusted EBITDA, adjusted net income, adjusted basic and diluted EPS, and measures excluding IFRS 16 are non-IFRS measures (discussed in the Definitions section of this M D&A).

n/m = not meaningful

We delivered solid performance in 2019 and met all of our key financial metrics. Our gross revenue and net revenue growth remained strong, we achieved consistent gross margin performance, and generated more than 10% growth in our adjusted diluted earnings per share.

•

Net revenue increased 10.6% or $356.1 million mainly due to acquisition growth of 5.2% and organic growth of 4.4%. Organic growth was achieved in all businesses except for a 1.6% retraction in Energy & Resources. Organic growth was particularly strong in Environmental Services and Infrastructure and in our US and Global regions, while Canada’s organic net revenue growth was flat.

•	Gross margin increased 10.6% and, as a percentage of net revenue, remained stable at 54.1%.

•

Administrative and marketing costs were 38.6% of net revenue which is within our targeted range, including a 0.2% impact from severances associated with our organizational reshaping efforts. Without the impact of IFRS 16, administrative and marketing expenses as a percentage of net revenue decreased from 42.9% to 42.5%. 2018 results included non-recurring costs related to a lease exit liability charge and a past pension service cost. Adjusted for severances associated with our reshaping efforts and non-recurring costs, our results for administration and marketing expenses remained consistent with 2018.

Management’s Discussion and Analysis December 31, 2019	M-5	Stantec Inc.

○

In 2019 we initiated a process to improve utilization and reshape the organization to significantly reduce excess labor costs. At December 31, 2019, our organizational reshaping efforts have delivered annualized cost savings within the guidance we provided of approximately $40 million to $45 million, or $0.26 to $0.29 per share. This initiative has not affected our ability to execute projects, build backlog, or achieve organic growth. While undertaking our reshaping effort, we continued to add staff in our regions and businesses that are experiencing strong organic growth and high utilization.

•

Adjusted EBITDA from continuing operations increased 46.3% from $392.5 million to $574.4 million, representing 15.5% of net revenue, mainly due to IFRS 16 (a 9.9% increase to $431.4 million and representing 11.6% of net revenue, before IFRS 16).

•	Adjusted diluted EPS increased 11.0%—from $1.82 to $2.02.

•	Contract backlog is $4.3 billion—a 1.9% increase from December 31, 2018—representing approximately 11 months of work.

•	Net debt to adjusted EBITDA (on a trailing twelve-month basis) is 1.1x—within our internal guideline of 1.0x to 2.0x (post-IFRS 16 adoption), reflecting a continued reduction over the course of 2019.

•	Return on invested capital at December 31, 2019 is 8.8%.

•

Operating cash flows from continuing operations increased 119.2% from $205.2 million to $449.9 million, mainly due to increased cash receipts from clients and IFRS 16; partly offset with higher payments made to suppliers and employees because of acquisition growth (a 62.4% increase to $333.2 million before IFRS 16).

•

Days sales outstanding was 94 days (79 days including deferred revenue), a strong improvement compared to 103 days (88 days including deferred revenue) at December 31, 2018 and 104 days (91 days including deferred revenue) at September 30, 2019, as well as below our target of 98 days. This improvement reflects our significant and continuous efforts made during the year to improve our billing and collections and the receipt of certain milestone-based payments.

•	On February 26, 2020, our Board of Directors declared a dividend of $0.155 per share, payable on April 15, 2020, to shareholders on record on March 31, 2020.

Management’s Discussion and Analysis December 31, 2019	M-6	Stantec Inc.

Reconciliation of Non-IFRS Financial Measures

	Year Ended Dec 31		Quarter Ended Dec 31
(In millions of Canadian dollars, except per share amounts)	2019	2018	2019	2018

Net income from continuing operations	194.4	171.3	42.4	21.2
Add back:
Income taxes	71.1	55.0	17.9	2.6
Net interest expense	69.6	28.7	17.5	9.3
Depreciation and amortization	240.9	115.1	62.2	28.1
EBITDA from continuing operations	576.0	370.1	140.0	61.2

Add back (deduct) pre-tax:
Lease exit liability	-	12.8	-	12.8
Past service cost for pensions	-	4.7	-	4.7
Unrealized (gain) loss on investments held for self-insured liabilities	(7.9)	4.9	(1.0)	5.5
Severances related to organizational reshaping	6.3	-	3.8	-
Adjusted EBITDA from continuing operations	574.4	392.5	142.8	84.2

	Year Ended Dec 31		Quarter Ended Dec 31
(In millions of Canadian dollars, except per share amounts)	2019	2018	2019	2018

Net income from continuing operations	194.4	171.3	42.4	21.2
Add back (deduct) after tax:
Amortization of intangible assets related to acquisitions (note 1)	30.7	28.8	8.0	7.3
Lease exit liability (note 2)	-	9.4	-	9.4
Past service cost for pensions (note 3)	-	3.5	-	3.5
Unrealized (gain) loss on investments held for self-insured liabilities (note 4)	(5.7)	3.6	(0.8)	4.1
Transition tax (recovery) expense (note 5)	1.1	(10.0)	-	-
Severances related to organizational reshaping (note 6)	4.5	-	2.7	-
Adjusted net income from continuing operations	225.0	206.6	52.3	45.5
Weighted average number of shares outstanding - basic	111,550,424	113,733,118	111,202,939	113,142,068
Weighted average number of shares outstanding - diluted	111,550,424	113,822,318	111,209,359	113,158,097

Adjusted earnings per share from continuing operations
Adjusted earnings per share - basic	2.02	1.82	0.47	0.40
Adjusted earnings per share - diluted	2.02	1.82	0.47	0.40

See the Definitions section of this M D&A for our discussion of non-IFRS measures used. Construction Services operations are presented as discontinued operations. This table has been updated to include only continuing operation results.

note 1: The add back of intangible amortization relates only to the amortization from intangible assets acquired through acquisitions and excludes the amortization of software purchased by Stantec. For the year ended December 31, 2019, this amount is net of tax of $ 11.2 (2018 - $ 10.6). For the quarter ended December 31, 2019, this amount is net of tax of $ 2.4 (2018 - $ 1.4).

note 2: For the quarter and year ended December 31, 2019, this amount is net of tax of nil (2018 - $ 3.4).

note 3: For the quarter and year ended December 31, 2019, this amount is net of tax of nil (2018 - $ 1.2).

note 4: For the year ended December 31, 2019, this amount is net of tax of $ 2.2 (2018 - ($ 1.3)). For the quarter ended December 31, 2019, this amount is net of tax of $ 0.2 (2018 - ($ 1.4)).

note 5: Refer to Income Taxes section for further details.

note 6: For the year ended December 31, 2019, this amount is net of tax of $ 1.8 (2018 - nil). For the quarter ended December 31, 2019, this amount is net of tax of $ 1.1(2018 - nil).

Management’s Discussion and Analysis December 31, 2019	M-7	Stantec Inc.

2019 Fourth Quarter Highlights

	Quarter Ended Dec 31
	2019			2018
(In millions of Canadian dollars, except per share amounts and percentages)	$	% of Net Revenue		$	% of Net Revenue

Gross revenue	1,210.2	134.3%		1,083.9	129.7%
Net revenue	901.0	100.0%		835.6	100.0%
Direct payroll costs	414.7	46.0%		386.2	46.2%
Gross margin	486.3	54.0%		449.4	53.8%
Administrative and marketing expenses	348.5	38.7%		382.7	45.8%
Other	(2.2)	(0.2%	)	5.5	0.7%
EBITDA from continuing operations (note)	140.0	15.5%		61.2	7.3%
Depreciation of property and equipment	14.7	1.6%		13.0	1.6%
Depreciation of lease assets	30.6	3.4%		-	0.0%
Amortization of intangible assets	16.9	1.9%		15.1	1.8%
Net interest expense	17.5	1.9%		9.3	1.1%
Income taxes	17.9	2.0%		2.6	0.3%
Net income from continuing operations	42.4	4.7%		21.2	2.5%
Net loss from discontinued operations	-	0.0%		(32.2)	(3.8%	)
Net income	42.4	4.7%		(11.0)	(1.3%	)
Basic and diluted earnings per share (EPS) from continuing operations	0.38	n/m		0.19	n/m
Adjusted EBITDA from continuing operations (note)	142.8	15.8%		84.2	10.1%
- Excluding IFRS 16 (note)	105.6	11.7%		84.2	10.1%
Adjusted net income from continuing operations (note)	52.3	5.8%		45.5	5.4%
Adjusted diluted EPS from continuing operations (note)	0.47	n/m		0.40	n/m
Dividends declared per common share	0.1450	n/m		0.1375	n/m

Results for 2019 were accounted for using IFRS 16 and results for 2018 were accounted for using IAS 17.

note: EBITDA, adjusted EBITDA, adjusted net income, adjusted basic and diluted EPS, and measures excluding IFRS 16 are non-IFRS measures (discussed in the Definitions section of this M D&A).

n/m = not meaningful

Consistent with our performance throughout 2019, our Q4 19 results include strong revenue growth and gross margins were in line with expectations.

•

Net revenue increased 7.8% or $65.4 million mainly due to organic growth of 5.3% and acquisition growth of 2.8%. Organic growth was achieved in all our businesses. Organic growth was 9.6% in the US operations and particularly strong within our Environmental Services, Infrastructure, and Water businesses.

•	Gross margin increased 8.2% and, as a percentage of net revenue, increased from 53.8% to 54.0% reflecting continued focus on project execution and project mix.

•

Administrative and marketing expenses were 38.7% of net revenue, including a 0.4% impact from severances associated with our organizational reshaping efforts. On a pre-IFRS 16 basis, administrative and marketing expenses as a percentage of net revenue decreased from 45.8% in Q4 18 to 42.8% in Q4 19. As well, Q4 18 included non-recurring items such as lease exit liability charges and past pension service costs. Adjusted for these, administrative and marketing expenses as a percentage of revenue decreased from 43.7% in Q4 18 to 42.4% in Q4 19. The decrease was primarily as a result of improved utilization and operational efficiencies.

Management’s Discussion and Analysis December 31, 2019	M-8	Stantec Inc.

•

Adjusted EBITDA from continuing operations increased 69.6% from $84.2 million to $142.8 million, representing 15.8% of net revenue, mainly due to IFRS 16, higher net revenue and lower administrative and marketing expenses from cost reduction initiatives (a 25.4% increase to $105.6 million and representing 11.7% of net revenue, before IFRS 16).

•	Adjusted diluted EPS increased 17.5%—from $0.40 to $0.47.

Financial Targets

2019 Results Compared to Targets

Our adoption of IFRS 16 resulted in non-cash impacts to administrative and marketing expenses, depreciation of leased assets, and net interest expense. As a result, in Q1 19, we updated our targets, previously provided in our 2018 Annual Report. We revised our EBITDA and net income targets to adjusted EBITDA and adjusted net income since we believe these measures better reflect our underlying operations.

(In millions of Canadian dollars, unless otherwise stated)	2019 Target before IFRS 16 adoption	Revised for adoption of IFRS 16	2019 Results Compared to Revised Annual Target
Measure
Gross margin as % of net revenue	53% to 55%	No change	54.1%	✓
Administrative and marketing expenses as % of net revenue	41% to 43%	37% to 39%	38.6%	✓
EBITDA as % of net revenue (note)	11% to 13%	withdrawn
Adjusted EBITDA as % of net revenue (note)		15% to 17%	15.5%	✓
Net income as % of net revenue	At or above 5.0%	withdrawn
Adjusted net income as % of net revenue (note)		At or above 6.0%	6.1%	✓

note: EBITDA, adjusted EBITDA, and adjusted net income are non-IFRS measures (discussed in the Definitions section of this M D&A).

✓ Meeting or performing better than annual target.

We are within our target range for all our measures in 2019. For further details regarding our overall annual performance, refer to the Financial Performance section of this MD&A.

Management’s Discussion and Analysis December 31, 2019	M-9	Stantec Inc.

Targets for 2020

The following table summarizes our expectations for 2020:

(In millions of Canadian dollars, unless otherwise stated)	2020 Target Range
Measure
Adjusted EBITDA as % of net revenue (note)	15.5% to 16.5%
Adjusted net income as % of net revenue (note)	At or above 6.0%
Return on invested capital (note)	At or above 9.0%
Guidance
Gross margin as % of net revenue	53% to 55%
Administrative and marketing expenses as % of net revenue	37% to 39%
Net debt to adjusted EBITDA (note)	1.0x to 2.0x
Capital expenditures	$75 to $80
Software additions	$3 to $7
Depreciation on property and equipment	$60 to $65
Depreciation on lease assets	$113 to $118
Amortization of intangible assets related to acquisitions	$34 to $39
All other amortization of intangible assets	$14 to $18
Effective tax rate (without discrete transactions)	27.5% to 28.5%
Earnings pattern	40% in Q1 and Q4 60% in Q2 and Q3
DSO (includes deferred revenue) (note)	90 days

note: Adjusted EBITDA, adjusted net income, and ROIC are non-IFRS measures and DSO is a metric (discussed in the Definitions section of this M D&A).

The target range guidance has been prepared using the assumptions outlined in the Outlook section of this MD&A. We expect to maintain our adjusted net income at or above 6% of net revenue and introduced a new measure—return on invested capital—to be in-line with targets set for 2022 in our Strategic Plan and our approach to capital allocation.

•	We have tightened the adjusted EBITDA range after recognizing the full benefit of our reorganization efforts in 2020.

•

Capital expenditures planned for 2020 relate primarily to leasehold improvements and office equipment and increased from 2019 because of expected lease improvements associated with lease renewals and relocations for certain locations. We are continuing our efforts to consolidate certain office locations to achieve better efficiencies and reduce leasing cost.

•

The range provided for our effective income tax rate is based on the statutory rates in jurisdictions where we operate and on our estimated earnings in each of those jurisdictions. We review statutory rates, uncertain tax positions, and jurisdictional earnings quarterly and adjust our estimated income tax rate accordingly.

•	Our DSO metric for 2020 has been adjusted to include deferred revenue because we believe it is a better measurement of our performance and will improve comparability with our peers.

In addition, we expect the gross to net revenue ratio to be between 1.25 and 1.30.

Management’s Discussion and Analysis December 31, 2019	M-10	Stantec Inc.

Outlook

We expect organic net revenue growth in 2020 to be in the low- to mid-single digits, slightly ahead of global GDP growth.

Our 2020 outlook was determined based on our expectations, including:

•	Backlog growth in the US and Global regions partly offset by a slight backlog decline in Canada.

•

For 2020, the World Bank forecasts 2.7% global real GDP growth. The Bank of Canada projects 1.7% GDP growth for Canada, and the Congressional Budget Office projected 2.1% GDP growth for the United States, and the Bank of England forecast GDP growth of 1.25%.

•

Solid US consumer spending and business investment, continued low interest rates, and continued strong employment; however, we expect some uncertainty due to the ongoing trade dispute between the United States and China.

•	Slow economic growth in Canada due to global trade conflicts and associated uncertainty, continued low oil differential pricing, and a relatively low level of business confidence.

•

Growth in our Global markets as we expand our global footprint and benefit from healthy GDP growth in the countries where we operate. We also expect recent commodity price volatility that impacts our Mining and Environmental Services operations to stabilize in 2020. Though we do expect Brexit to create some continued uncertainty in the United Kingdom and Europe, we believe greater clarity as to outcomes will drive a more predictable and stronger investment climate in the private sector. Our UK Water business is largely insulated from these uncertainties because of our long-term contracts providing services for critical infrastructure projects.

Financial Performance

The following sections outline specific factors that affected the results of our operations in 2019.

Gross and Net Revenue

While providing professional services, we incur certain direct costs for subconsultants, equipment, and other expenditures that are recoverable directly from our clients. Revenue associated with these direct costs is included in gross revenue. Because these direct costs and associated revenue can vary significantly from contract to contract, changes in gross revenue may not be indicative of our revenue trends. Accordingly, we also report net revenue (which is gross revenue less subconsultant and other direct expenses) and analyze results in relation to net revenue rather than gross revenue.

We generate approximately 75% of gross revenue in foreign currencies, primarily in US dollars and GBP. Fluctuations in these currencies had a net $34.8 million positive impact on our net revenue results in 2019 compared to 2018, as further described below:

•	The Canadian dollar averaged US$0.77 in 2018 and US$0.75 in 2019—a 2.6% decrease. The weakening Canadian dollar versus the US dollar had a positive effect on gross and net revenue.

•	The Canadian dollar averaged GBP0.58 in 2018 and GBP0.59 in 2019—a 1.7% increase. The strengthening Canadian dollar versus the British Pound had a negative effect on gross and net revenue.

Fluctuations in other foreign currencies did not have a material impact on our gross and net revenue in 2019 compared to 2018.

Management’s Discussion and Analysis December 31, 2019	M-11	Stantec Inc.

Revenue earned by acquired companies in the first 12 months following an acquisition is reported as revenue from acquisitions and thereafter as organic revenue.

Revenue by Reportable Segment

	Gross Revenue		Net Revenue
(In millions of Canadian dollars, except percentages)	2019	2018	2019	2018	2019 Organic Growth %

Canada	1,283.1	1,275.8	1,109.5	1,087.8	0.1%
United States	2,688.1	2,334.6	1,947.6	1,774.4	7.0%
Global	856.1	673.4	654.2	493.0	4.7%
Total	4,827.3	4,283.8	3,711.3	3,355.2	4.4%

Revenue by Business Operating Unit

	Gross Revenue		Net Revenue
(In millions of Canadian dollars, except percentages)	2019	2018	2019	2018	2019 Organic Growth %

Buildings	1,053.3	938.7	828.0	718.4	1.7%
Energy & Resources	613.1	597.5	525.1	513.1	(1.6%)
Environmental Services	788.6	682.8	567.0	480.3	13.1%
Infrastructure	1,401.7	1,169.3	1,055.2	935.5	6.4%
Water	970.6	895.5	736.0	707.9	3.1%
Total	4,827.3	4,283.8	3,711.3	3,355.2	4.4%

Comparative figures have been reclassified due to a realignment of several business lines and to conform to the presentation adopted for the current year.

Net revenue growth was strong, increasing by 10.6% compared to 2018. Increased net revenue was driven by acquisition growth of 5.2%, organic growth of 4.4%, and positive foreign exchange fluctuations of 1.0%.

Canada

Consistent with muted growth in the Canadian economy, our net revenue increased 2.0% primarily reflecting acquisition net revenue growth in 2019.

Organic net revenue growth was flat in 2019 as our results were affected by Canada’s slowing economic growth particularly in the industrial buildings, major water/wastewater treatment plants, and housing markets. As well, retraction in the Water business and Power sector resulted from the completion or near completion of several large projects. Environmental Services and our Transportation sector drove growth in 2019 as we continued to see opportunities emerging from liquefied natural gas support projects, the midstream oil and gas sector, and environmental planning for mining projects. Several large light rail transit projects in Montreal, Calgary, and Edmonton as well as other roadway and bridge projects contributed to growth in Transportation. The commencement of the Trans Mountain Expansion Project and new project work in our Mining sector drove growth in our Energy & Resources business.

Acquisitions completed in 2018 contributed to net revenue growth of 1.9%, primarily in Energy & Resources.

United States

With project opportunities remaining strong, our United States operations continue to generate solid growth. Net revenue increased 9.8% in 2019, reflecting strong organic revenue growth and positive impacts from the strengthening of the US dollar compared to the Canadian dollar.

We achieved organic net revenue growth of 7.0% in 2019. Our Transportation business continued to grow significantly with progress made on the Long Island Rail Road project and the Chicago Transit Authority’s Red

Management’s Discussion and Analysis December 31, 2019	M-12	Stantec Inc.

and Purple Line Modernization project. Environmental Services continued to see growth in renewables and hydropower and dam projects. Robust activity in our Commercial, Education, and Civic sectors, particularly in the northeast, Florida, and Colorado, drove solid growth in Buildings. We also saw growth in Water attributable to our continued expansion into the California, Texas, and northwest US markets and increased opportunities in conveyance and wastewater projects. Our results for Energy & Resources retracted due to the wind down of large Mining and WaterPower & Dams projects that began in 2017; however, we are experiencing a ramp up of new projects in our Power sector as we continue to diversify into the renewables market.

Global

Our ongoing efforts to expand into the global markets continue to contribute to our growth, with Global net revenue increasing 32.7% in 2019 compared to 2018.

We achieved organic net revenue growth of 4.7% in our Global operations in 2019. New project work spurred strong growth in our Mining export business and in our Middle East Buildings and Water businesses. Water also saw steady work volume in the United Kingdom as we advanced major projects associated with the latest Asset Management Program regulatory cycle. Environmental Services continued to perform well on the strength of its offerings in the Netherlands, while the ramp up of a transmission project in Nepal also contributed to growth in our Power sector. Our WaterPower & Dams sector retracted due to the wind down of large projects in 2019.

Acquisitions completed in 2019 and 2018 contributed to net revenue growth of 29.8%, primarily in Buildings and Infrastructure.

Backlog

(In millions of Canadian dollars)	2019	2018

Canada	1,014.8	1,052.0
United States	2,612.6	2,538.9
Global	630.0	588.3
Total	4,257.4	4,179.2

Our contract backlog—$4.3 billion at December 31, 2019—represents approximately 11 months of work and increased 1.9% over December 31, 2018.

We define “backlog” as the total value of secured work that has not yet been completed where we have an executed contract or a letter of intent that management is reasonably assured will be finalized in a formal contract.

Major Project Awards

Major projects awarded in 2019 in Canada include a base contract from the Government of Canada for architecture, engineering, and design of federal research and laboratory facilities over the next five years. We were also selected to provide technical advisory services for the $2.1 billion Hurontario LRT line, which will connect the cities of Mississauga and Brampton in Ontario.

In the United States, we continued to secure major transportation projects, including leading the design for the I-64 road widening project in West Virginia and overseeing traffic improvements for the City of Baton Rouge’s MOVEBR infrastructure improvement program. We also won several significant water projects, including two major coastal resilience projects. In Texas, we were selected by the US Army Corps of Engineers to design a 27-mile (43-kilometre) levee and floodwall system along the coastline near Galveston. The eight-year, $1.9-billion project will help the region better address the impacts of climate change. In New York, we will lead design for the Battery Coastal Resilience Project, which will protect Lower Manhattan from impacts of rising sea levels.

Management’s Discussion and Analysis December 31, 2019	M-13	Stantec Inc.

In our Global operations, major project awards in Q4 2019 include leading an advisory consortium for the European Union’s $35-million Global Technical Assistance Facility for Sustainable Energy. We were also named owner’s engineer for a 15-megawatt Tina River Hydropower Project in the Solomon Islands.

Gross Margin

Gross margin is calculated as net revenue minus direct payroll costs. Direct payroll costs include salaries and related fringe benefits for labor hours directly associated with completing projects. Labor costs and related fringe benefits for labor hours not directly associated with completing projects are included in administrative and marketing expenses.

Gross Margin by Reportable Segments

	2019		2018
(In millions of Canadian dollars, except percentages)	$	% of Net Revenue	$	% of Net Revenue

Canada	571.1	51.5%	557.0	51.2%
United States	1,070.2	54.9%	982.5	55.4%
Global	367.1	56.1%	275.7	55.9%
Total	2,008.4	54.1%	1,815.2	54.1%

Gross margin increased $193.2 million as a result of overall revenue increases and was consistent as a percentage of net revenue in 2019 compared to 2018.

Gross margin in our Canada operations increased $14.1 million and increased 0.3% as a percentage of net revenue in 2019 compared to 2018. The increase was the result of higher margin work in our Transportation business and Mining sector as well as more efficient project execution across our businesses. This was partly offset with an increased proportion of lower-margin oil and gas sector projects.

Gross margin in our US operations increased $87.7 million and decreased 0.5% as a percentage of net revenue in 2019 compared to 2018. The decrease as a percentage of net revenue is partly due to project mix and the effect of a Water project recovery in Q1 18 that contributed to a higher gross margin for that period. US gross margin was also affected by localized challenges on certain projects, for which we have put actions in place to address; we expect gross margin to improve in 2020.

Gross margin in our Global operations increased $91.4 million and increased 0.2% as a percentage of net revenue in 2019 compared to 2018. Our project mix and certain success fees recognized on a hydro project in Australia and an incentive fee earned on a major project in Qatar contributed to a higher gross margin.

Administrative and Marketing Expenses

Administrative and marketing expenses fluctuate year to year due to the amount of staff time charged to marketing and administrative labor, which is influenced by the mix of projects in progress during the period, business development activities, and integration activities resulting from acquisitions. In the months after completing an acquisition, staff time charged to administration and marketing is generally higher as a result of integration activities, including orienting newly acquired staff. Our operations also include higher administrative and marketing expenses in the first and fourth quarters as a result of the holiday season and seasonal weather conditions in the northern hemisphere, which, in turn, result in lower staff utilization.

Administrative and marketing expenses were $1,433.6 million in 2019 and 38.6% as a percentage of revenue, or $1,576.6 million and 42.5% without the adoption of IFRS 16, compared to $1,438.2 million and 42.9% in 2018. Our 2019 results included a severance costs impact of 0.2% associated with our reshaping initiatives. Our 2018 results included several unusual, non-recurring items recorded in Q4 18: a lease exit liability charge of $12.8 million related to the move to our new head office in Edmonton and a past service cost of $4.7 million associated

Management’s Discussion and Analysis December 31, 2019	M-14	Stantec Inc.

with our defined benefit pension plans. Adjusted for these, administrative and marketing expenses as a percentage of revenue for both 2019 and 2018 would be 42.3%.

In the first half of the year, administrative and marketing expenses were negatively impacted with lower utilization and increased opportunistic investments in marketing campaigns, which resulted in a higher than anticipated allocation of labor costs to administrative and marketing expenses. Our utilization improved in the second half of the year as a result of our reshaping initiative that has brought our salary costs in line with expectations for the last two quarters and achieved annualized cost savings within the guidance we provided of approximately $40 million to $45 million, or $0.26 to 0.29 per share.

Other factors impacting administrative and marketing expenses include increases in occupancy costs associated with our head office lease, subscription costs from the renewal of certain cloud-based software solutions previously licensed-based and therefore capitalized and amortized as intangible assets, and share-based compensation charges. These increases were offset by reductions in various other items as a result of cost reduction initiatives.

Depreciation of Property and Equipment

Depreciation increased $8.1 million in 2019. As a percentage of net revenue, depreciation of property and equipment was 1.6% in 2019 compared to 1.5% in 2018. The increase was due primarily to higher depreciation expense for leasehold improvements.

Intangible Assets

The following table summarizes the amortization of identifiable intangible assets:

(In millions of Canadian dollars)	2019	2018

Client relationships	31.1	26.9
Backlog	10.0	9.9
Other	0.8	2.5
Total amortization of acquired intangible assets	41.9	39.3
Software	25.0	25.7
Total amortization of intangible assets	66.9	65.0

The increase in intangible asset amortization of $1.9 million in 2019 compared to 2018 was mainly due to higher client relationships. The acquisition of WGE added $29.5 million to client relationships and $10.3 million to backlog. The increase was partly offset with an IFRS 16 reclass of net lease advantages and disadvantages from acquisitions completed in prior years to lease assets (previously included in the Other category).

We review intangible assets at each reporting period to determine whether there is an indication of impairment, and based on this review, there were no material indicators of impairment in 2019 and 2018. Our review considered external sources, such as prevailing economic and market conditions, and internal sources, such as the historical and expected financial performance of intangible assets. (See the Critical Accounting Estimates section of this MD&A for more information about the methodology used to test long-lived assets and intangibles for impairment.)

Net Interest Expense

Net interest expense increased $40.9 million in 2019 compared to 2018. The adoption of IFRS 16 increased net interest expense by $32.3 million in 2019. Without the adoption of IFRS 16, net interest expense increased $8.6 million in 2019 and was driven by increased drawings during the year on our revolving credit facility to fund the WGE acquisition and share repurchases under our Normal Course Issuer Bid (NCIB) as well as higher interest rates on our credit facilities.

Management’s Discussion and Analysis December 31, 2019	M-15	Stantec Inc.

Foreign Exchange Losses and Gains

We reported a foreign exchange loss of $4.7 million in 2019 and $2.7 million in 2018. Foreign exchange gains and losses arise from the translation of the foreign-currency denominated assets and liabilities held in our Canadian, US, and other foreign subsidiaries. We minimize our exposure to foreign exchange fluctuations by matching foreign currency assets with foreign currency liabilities and, when appropriate, by entering into forward contracts to buy or sell foreign currencies in exchange for Canadian dollars.

Other (Income) Expense

Our 2019 results included an unrealized gain of $7.9 million, compared to an unrealized loss of $4.9 million in 2018, on our equity securities in our investments held for self-insured liabilities and represents fair value fluctuations in the equity markets.

Income Taxes

Our 2019 effective income tax rate was 26.8% compared to 24.3% in 2018. Our normalized effective tax rate for 2019 would be 28.6% compared to 26.8% in 2018. Our tax expense in 2019 included a tax recovery of $4.9 million in our Australian operations and $4.3 million in our US operations for previously unrecognized tax loss carryforwards. These recoveries were partly offset by certain valuation adjustments of $3.4 million and US transition tax adjustment of $1.1 million based on recent regulations and guidance released by the US Internal Revenue Service. Adjusted for these discrete items, our normalized tax rate is higher compared to 2018 as a result of the mix of jurisdictional earnings and tax rates, resulting in an increase in the effective tax rate.

Discussion of Discontinued Operations

On November 2, 2018, we completed the sale of our Construction Services operations. The results of our Construction Services operations are reported as discontinued operations in our 2018 consolidated financial statements for all periods presented as prescribed by IFRS 5. In Q1 19, management and the purchaser completed their review of the closing financial statements, resulting in an immaterial settlement adjustment.

The activities in 2019 related to the recently completed waste-to-energy project in the UK and resulted in a nil impact on net income during the year because our best estimate of the expected loss on the project was included as a provision in 2018. In Q4 19, we reached settlement agreements for the engineering, procurement, and construction component, which took effect in Q4 19, and for the operation and maintenance component, which takes effect in Q1 20; these agreements release Stantec from its obligations under this project.

Fourth Quarter Results

The following sections outline specific factors that affected the results of our operations in Q4 19 vs Q4 18.

Gross and Net Revenue

Revenue by Reportable Segment

	Gross Revenue			Net Revenue
(In millions of Canadian dollars,					Q4 19 Organic
except percentages)	Q4 2019	Q4 2018	Q4 2019	Q4 2018	Growth%

Canada	336.1	319.2	273.2	268.9	1.6%
United States	659.7	572.0	466.1	425.5	9.6%
Global	214.4	192.7	161.7	141.2	(0.5%)

Total	1,210.2	1,083.9	901.0	835.6	5.3%

Management’s Discussion and Analysis December 31, 2019	M-16	Stantec Inc.

Revenue by Business Operating Unit

	Gross Revenue			Net Revenue
(In millions of Canadian dollars,					Q4 19 Organic
except percentages)	Q4 2019	Q4 2018	Q4 2019	Q4 2018	Growth%

Buildings	256.7	232.2	198.0	172.1	1.3%
Energy & Resources	156.3	159.9	130.2	131.4	0.1%
Environmental Services	213.9	185.3	141.6	125.4	13.2%
Infrastructure	348.9	295.3	254.9	237.7	7.5%
Water	234.4	211.2	176.3	169.0	4.7%

Total	1,210.2	1,083.9	901.0	835.6	5.3%

Comparative figures have been reclassified due to a realignment of several business lines and to conform to the presentation adopted for the current period.

Net revenue growth was strong, increasing by 7.8% in Q4 19 compared to Q4 18. Increased net revenue was driven by organic growth of 5.3% and acquired growth of 2.8%.

Our Canada operations achieved net revenue organic growth of 1.6% in Q4 19 compared to Q4 18. Organic growth continued in our Environmental Services business and Transportation sector with offsetting revenue retraction in our Power sector and Water business. New mining projects as well as the commencement of the Trans Mountain Expansion Project spurred growth in our Energy and Resources business during the quarter.

Our US operations achieved net revenue organic growth of 9.6% in Q4 19 compared to Q4 18 with growth across all our businesses. Consistent with our annual results, our Transportation business continued to perform well with progress made on our Transit & Rail projects, our Environmental Services in the renewables and hydropower and dam markets, and our Water business through our expansion efforts into California, Texas, and northwest US markets. Growth in Energy & Resources was driven by a ramp-up of new renewable projects in Power, and upstream projects in Oil & Gas.

Our Global operations achieved net revenue growth of 14.5% in Q4 19 compared to Q4 18 driven by acquisition growth of 16.9% in our Buildings business. We saw a slight retraction in organic growth as a result of declining commodity prices impacting our Mining projects, large project wind-downs in WaterPower & Dams, and a slowdown in our UK Transportation sector. Our Environmental Services business continued to drive growth and our UK Water business saw steady work volume as we advanced major projects associated with the latest Asset Management Program regulatory cycle. The ramp up of a transmission project in Nepal also resulted in growth in our Power sector.

Gross Margin

	Q4 2019		Q4 2018
(In millions of Canadian dollars, except percentages)	$	% of Net Revenue	$	% of Net Revenue
Canada	140.0	51.2%	134.0	49.8%
United States	256.7	55.1%	234.7	55.2%
Global	89.6	55.4%	80.7	57.2%

Total	486.3	54.0%	449.4	53.8%

Gross margin increased $36.9 million in the quarter and increased 0.2% as a percentage of net revenue.

Overall, gross margins in the quarter remained stable. Our Canada operations is seeing improvements from higher margin work and more efficient project execution. In our US operations, margins were mainly impacted by project mix. Margins in our Global operations were primarily impacted by project mix, challenges arising from instability in Latin America, and pricing pressures in the UK and European markets.

Management’s Discussion and Analysis December 31, 2019	M-17	Stantec Inc.

Other

Administrative and marketing expenses were $348.5 million in Q4 19 and 38.7% as a percentage of net revenue, or $385.7 million and 42.8% without the adoption of IFRS 16, compared to $382.7 million and 45.8% in Q4 18. The decrease in administrative and marketing expenses was mainly from our reshaping initiatives which resulted in improved utilization and our focused effort to reduce discretionary spending.

Amortization of intangible assets increased due to an increase in backlog and client relationships resulting from our WGE acquisition. Net interest expense increased $8.2 million primarily due to the adoption of IFRS 16 which increased net interest expense by $7.8 million.

Our reported tax rate was 29.7% in Q4 19 compared to 10.9% in Q4 18. Our reported tax expense included the recognition of tax recoveries of $4.3 million in our US operations on tax credits previously unrecognized and offset by a valuation allowance of $3.4 million. Adjusted for these discrete items, our normalized tax rate would be 31.2% as a result of the mix of jurisdictional earnings and tax rates. Our Q4 18 reported tax rate included the recognition of additional tax credits, estimated deduction of foreign-derived intangible income introduced with US tax reform, and non-taxable capital gains.

Quarterly Trends

The following is a summary of our quarterly operating results for the last two fiscal years. 2018 values have not been restated for the impact of IFRS 16.

		2019				2018
(In millions of Canadian dollars, except per share amounts)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Gross revenue	1,210.2	1,241.5	1,224.1	1,151.5	1,083.9	1,086.6	1,092.0	1,021.3
Net revenue	901.0	952.6	953.6	904.1	835.6	847.5	863.3	808.8
Net income from continuing operations	42.4	57.8	49.3	44.9	21.2	55.9	57.6	36.6
Net income (loss) from discontinued operations, net of tax	-	-	-	-	(32.2)	(73.9)	(18.0)	0.2
Net income (loss)	42.4	57.8	49.3	44.9	(11.0)	(18.0)	39.6	36.8

Basic and diluted earnings (loss) per share
Continuing operations	0.38	0.52	0.44	0.40	0.19	0.49	0.51	0.32
Discontinued operations	-	-	-	-	(0.29)	(0.65)	(0.16)	-
Total basic and diluted earnings (loss) per share	0.38	0.52	0.44	0.40	(0.10)	(0.16)	0.35	0.32

Continuing operations
Adjusted net income (note)	52.3	66.3	56.1	50.3	45.5	51.2	62.0	47.9
Adjusted basic and diluted EPS (note)	0.47	0.59	0.50	0.45	0.40	0.45	0.54	0.42

Adjusted net income and adjusted EPS are non-IFRS measures and are further discussed in the Definitions section of this M D&A .

Quarterly EPS and adjusted EPS are not additive and may not equal the annual EPS reported. This is a result of the effect of shares issued on the weighted average number of shares. Quarterly and annual diluted EPS and adjusted EPS are also affected by the change in the market price of our shares since we do not include in dilution options when the exercise price of the option is not in the money.

Management’s Discussion and Analysis December 31, 2019	M-18	Stantec Inc.

The table below compares quarters, summarizing the impact of acquisitions, organic growth, and foreign exchange on net revenue:

Net Revenue

	Q4 19 vs.	Q3 19 vs.	Q2 19 vs.	Q1 19 vs.
(In millions of Canadian dollars)	Q4 18	Q3 18	Q2 18	Q1 18

Increase in net revenue due to
Organic growth	44.6	63.1	20.0	20.6
Acquisition growth	23.8	40.3	55.5	53.4
Impact of foreign exchange rates on revenue earned by foreign subsidiaries	(3.0)	1.7	14.8	21.3

Total net increase in net revenue	65.4	105.1	90.3	95.3

Construction Services operations are presented as discontinued operations. This table has been updated to include only continuing operation results.

We experience variability in our results of operations from quarter to quarter due to the nature of the industries and geographic locations we operate in. In the first and fourth quarters, we see slowdowns related to winter weather conditions and holiday schedules. (See additional information about operating results in our MD&A for each respective quarter.)

Management’s Discussion and Analysis December 31, 2019	M-19	Stantec Inc.

Statements of Financial Position

The following highlights the major changes to our assets, liabilities, and equity from December 31, 2018, to December 31, 2019.

(In millions of Canadian dollars)	Dec 31, 2019	Jan 1, 2019	IFRS 16	Dec 31, 2018

Total current assets	1,580.1	1,573.7	(61.8)	1,635.5
Property and equipment	286.5	289.4	-	289.4
Lease assets	558.5	561.8	561.8	-
Goodwill	1,651.8	1,621.2	-	1,621.2
Intangible assets	219.6	242.0	(5.7)	247.7
Net employee defined benefit asset	26.0	10.0	-	10.0
Investments in joint ventures and associates	8.8	9.4	-	9.4
Deferred tax assets	31.9	21.2	-	21.2
Other assets	198.3	178.2	2.7	175.5

Total assets	4,561.5	4,506.9	497.0	4,009.9

Current portion of long-term debt	46.9	48.5	-	48.5
Current portion of provisions	23.9	41.7	(0.7)	42.4
Current portion of lease liabilities	99.9	44.8	44.8	-
All other current liabilities	835.6	784.2	(18.5)	802.7

Total current liabilities	1,006.3	919.2	25.6	893.6
Lease liabilities	589.0	600.2	600.2	-
Income taxes payable	11.6	15.9	-	15.9
Long-term debt	814.0	885.2	-	885.2
Provisions	89.1	86.6	8.4	78.2
Net employee defined benefit liability	85.2	68.6	-	68.6
Deferred tax liability	73.2	42.8	(11.5)	54.3
Other liabilities	16.0	10.9	(94.5)	105.4
Equity	1,875.5	1,875.7	(31.2)	1,906.9
Non-controlling interests	1.6	1.8	-	1.8

Total liabilities and equity	4,561.5	4,506.9	497.0	4,009.9

Refer to the Liquidity and Capital Resources section for an explanation of the changes in current assets and current liabilities and the Shareholders’ Equity section for an explanation of the changes in equity.

The adoption of IFRS 16 resulted in an overall increase to assets and liabilities because the new standard requires the lessee to recognize an asset for the right to use the underlying asset during the lease term (lease assets) and recognize a liability to make lease payments (lease liabilities). We also reclassified certain balance sheet accounts to conform to the accounting requirements of IFRS 16. Refer to the Accounting Developments section in this MD&A for IFRS 16 impacts. As well, the carrying amounts of assets and liabilities for our US subsidiaries on our consolidated statements of financial position decreased due to the strengthening Canadian dollar—from US$0.73 at December 31, 2018, to US$0.77 at December 31, 2019.

For non-current assets, the adoption of IFRS 16 resulted in the recognition of lease assets, a reclass of lease advantages from intangible assets to lease assets, and a recognition of sublease receivables included in other assets. Excluding the adoption of IFRS 16, property and equipment decreased mainly because of increased depreciation expense, partly offset by additions made to leasehold improvements and engineering equipment and the acquisition of WGE. Goodwill increased due to our acquisition of WGE. Intangible assets decreased due to amortization expense partly offset by additions from the WGE acquisition. The long-term

Management’s Discussion and Analysis December 31, 2019	M-20	Stantec Inc.

portion of other assets increased $20.1 million due primarily to increases in investments held for self-insured liabilities and holdbacks on long-term contracts.

For liabilities, the adoption of IFRS 16 resulted in the recognition of lease liabilities, a reclass of lease inducement benefits and lease from other liabilities to lease assets, a recognition of lease restoration liabilities included in provisions, and a net decrease in deferred tax liabilities. Excluding the adoption of IFRS 16, total current and long-term debt decreased $72.8 million due primarily to a decrease in our revolving credit facility of $80.6 million offset by a net increase of $11.9 million in notes payable. Increases in notes payable were associated with the WGE acquisition.

Deferred tax liabilities, excluding IFRS 16 adjustments, increased as a result of deferred taxes acquired through business combinations and deferred tax expense recorded in 2019. Net employee defined benefit liability increased $16.6 million and net employee defined benefit asset increased $16.0 million for a combined net increase of $0.6 million. Return on plan assets of $55.5 million and contributions of $23.0 million made in 2019 were offset by actuarial losses of $75.6 million and the addition of WGE’s end-of-employment benefit liability. Our adoption of the IFRS Interpretations Committee’s decision on the presentation requirements of uncertain tax provisions recognized under IFRIC 23 resulted in a reclass from other liabilities to current income taxes payable of $25.9 million at December 31, 2019 and $35.0 million at December 31, 2018.

Goodwill

In accordance with our accounting policies (described in note 4 of our 2019 audited consolidated financial statements), we conduct a goodwill impairment test annually as at October 1 or more frequently if circumstances indicate that an impairment may occur or if a significant acquisition occurs between the annual impairment test date and December 31.

Our CGUs are identified by considering the interdependence of cashflows between different geographic locations and how management monitors the operations. As such, we define our CGUs as follows: Canada, US, Asia/Pacific, Latin America, and UK/Europe/ Middle East. As goodwill is not monitored at a level lower than our operating segments; three of our CGUs (Asia/Pacific, Latin America, and UK/Europe/ Middle East) are grouped into Global for the purpose of allocating goodwill and testing impairment.

On October 1, 2019, and October 1, 2018, we performed our annual goodwill impairment tests. We estimate the recoverable amount by using the fair value less costs of disposal approach. There is a material degree of uncertainty with respect to the estimates of the recoverable amounts of our CGUs, given the necessity of making key economic assumptions about the future.

As at October 31, 2019, we concluded that the recoverable amount of our CGUs, Canada and US, exceeded its carrying amount and management believes that no reasonably possible change in assumptions would have resulted in the carrying amount to exceed their respective recoverable amount. The recoverable amount of our Global group of CGUs exceeded its carrying amount by $37.6 million. Management believes that the only reasonably possible changes to key assumptions that would cause the group of CGUs’ carrying amount to exceed its recoverable amount would be a 50-basis points reduction in the assumed operating margins or a 50-basis points increase in the discount rate (further described in note 13 of our 2019 audited consolidated financial statements and incorporated by reference in this MD&A).

Liquidity and Capital Resources

We are able to meet our liquidity needs through various sources, including cash generated from operations, long- and short-term borrowings from our $800 million revolving credit facility (with access to an additional $600 million subject to approval), our $310 million senior term loan, and the issuance of common shares. We use

Management’s Discussion and Analysis December 31, 2019	M-21	Stantec Inc.

funds primarily to pay operational expenses; complete acquisitions; sustain capital spending on property, equipment, and software; repay long-term debt; repurchase shares; and pay dividend distributions to shareholders.

We believe that internally generated cash flows, supplemented by borrowings, if necessary, will be sufficient to cover our normal operating and capital expenditures. We also believe that the design of our business model reduces the impact of changing market conditions on operating cash flows. However, under certain favorable market conditions, we do consider issuing common shares to facilitate acquisition growth or to reduce borrowings under our credit facilities.

We continue to limit our exposure to credit risk by placing our cash and cash equivalents in short-term deposits in—and, when appropriate, by entering into derivative agreements with—high-quality credit institutions. Investments held for self-insured liabilities include bonds, equities, and term deposits. We mitigate risk associated with these bonds, equities, and term deposits through the overall quality and mix of our investment portfolio.

Working Capital

The following table shows summarized working capital information as at December 31, 2019, compared to December 31, 2018:

(In millions of Canadian dollars, except ratios)	Dec 31, 2019	Jan 1, 2019	IFRS 16	Dec 31, 2018
Current assets	1,580.1	1,573.7	(61.8)	1,635.5
Current liabilities	(1,006.3)	(919.2)	(25.6)	(893.6)
Working capital (note)	573.8	654.5	(87.4)	741.9
Current ratio (note)	1.57	1.71	n/a	1.83

note: Working capital is calculated by subtracting current liabilities from current assets. Current ratio is calculated by dividing current assets by current liabilities. Both non-IFRS measures are further described in the Definitions section of this M D&A .

The adoption of IFRS 16 resulted in reclasses of certain balance sheet accounts (discussed in the Accounting Development section of the MD&A). As well, the carrying amounts of assets and liabilities for our US subsidiaries on our consolidated statements of financial position decreased due to the strengthening Canadian dollar.

IFRS 16 resulted in a reclass of $50.0 million of lease inducements receivable from other receivables, $12.9 million of prepaid rent from prepaid expenses to lease assets, and a $1.1 million adjustment to other current assets. Excluding the adoption of IFRS 16, current assets increased primarily because of increases in cash and deposits of $38.3 million (explained in the Cash Flows section of this MD&A). These increases were partly offset by a collective net decrease of $13.0 million from trade and other receivables, unbilled receivables, and contract assets. As well as decreases to income taxes recoverable of $11.7 million as a result of lower tax installments paid during 2019.

Our DSO, defined in the Definitions section of this MD&A, was 94 days at December 31, 2019 (79 days including deferred revenue), four days lower than our DSO target of 98 days, and nine days lower than our results at December 31, 2018 of 103 days. The decrease in DSO was primarily due to our continued efforts and focus on collection activities and the receipt of certain milestone-based payments, which resulted in strong collections throughout our operations in Q4 19.

The aging of trade receivables improved in the over-90-day aging category by 2.6% as a percentage of total trade receivable, or $18.9 million due to the mix of clients and collection efforts.

Management’s Discussion and Analysis December 31, 2019	M-22	Stantec Inc.

IFRS 16 resulted in the recognition of $44.8 million of lease liabilities (current portion); partly offset by a decrease in other liabilities of $18.2 million because lease inducement benefits and lease disadvantages were reclassed to lease assets. As at December 31, 2019, the current portion of lease liabilities increased $55.1 million. Our adoption of the IFRS Interpretations Committee’s decision on the presentation requirements of uncertain tax provisions recognized under IFRIC 23 also resulted in a reclassification of our uncertain tax liabilities of $25.9 million from other liabilities to current income taxes payable at December 31, 2019, and $35.0 million at December 31, 2018. Excluding the impacts of IFRS 16 and IFRIC 23, current liabilities increased primarily because of an increase to deferred revenue of $24.8 million due to the timing of billings and projects mix, bank indebtedness of $19.5 million, and trade and other payables of $9.5 million, mainly attributable to the timing of payments to suppliers and employees. The increases were partly offset by a decrease to the current portion of our provisions because of payments and settlements made during 2019.

Cash Flows

		Continuing Operations		Discontinued Operations		Total
(In millions of Canadian dollars)	2019	2018	Change	2019	2018	Change	2019	2018	Change
Cash flows from (used in) operating activities	449.9	205.2	244.7	2.6	(32.6)	35.2	452.5	172.6	279.9

Cash flows used in investing activities	(135.2)	(220.9)	85.7	-	(3.2)	3.2	(135.2)	(224.1)	88.9

Cash flows (used in) from financing activities	(286.0)	(23.9)	(262.1)	-	(0.1)	0.1	(286.0)	(24.0)	(262.0)

Because of the adoption of IFRS 16, fixed lease payments and proceeds for leasehold inducements are no longer included in operating and investing activities, respectively, and are now recognized in financing activities in our statement of cash flows. These reclassifications had a net zero effect on total cash flows. Our comparative figures were not restated.

Cash flows from (used in) operating activities

Cash flows used in operating activities are impacted by the timing of acquisitions, particularly the timing of payments for acquired trade and other payables, which includes short-term employee incentive awards.

The adoption of IFRS 16 increased reported 2019 operating cash inflow by $116.7 million for fixed lease payment reclasses. Excluding the adoption of IFRS 16, cash flows from operating activities for continuing operations would have been $333.2 million, a $128.0 million increase compared to 2018. The increase in cash inflow was driven by an increase in cash receipts from clients. These cash inflows were partly offset by an increase in cash paid to suppliers and employees due to acquisition growth, the timing of various payments, and an increase in interest paid on debt.

Cash flows used in investing activities

The adoption of IFRS 16 increased reported 2019 investing cash outflow by $50.4 million for lease inducements reclasses. Pre-IFRS 16, cash flows used in investing activities would have been $84.8 million, a $136.1 million decrease compared to 2018, mainly due to a decrease in property and equipment and software purchases—$60.3 million in 2019 compared to $134.2 million in 2018. These purchases relate mainly to leasehold improvements and engineering equipment at various locations. Additionally, there was a $40.3 million increase in lease inducements paid by our landlords.

Cash flows (used in) from financing activities

The adoption of IFRS 16 increased reported 2019 financing cash outflow by $66.3 million due to lease payments of $116.7 million, partly offset by lease inducements of $50.4 million received. Excluding the adoption of IFRS 16, cash flows used in financing activities would have been $219.7 million compared to an outflow of $23.9 million in 2018, reflecting a $242.6 million net reduction in drawings from our revolving credit

Management’s Discussion and Analysis December 31, 2019	M-23	Stantec Inc.

facility and term loan. Cash outflows were partly offset with a $33.5 million decrease in share repurchases and increased proceeds of $12.0 million from share capital issuance.

Capital Management

Our objective in managing Stantec’s capital is to provide sufficient capacity to cover normal operating and capital expenditures and to have flexibility for financing future growth. We focus our capital allocations on increasing shareholder value through funding accretive acquisitions in pursuit of our growth strategy while maintaining a strong balance sheet, repurchasing shares opportunistically, and managing dividend increases to our target payout ratio in a sustainable manner.

We manage our capital structure according to our internal guideline of maintaining a net debt to adjusted EBITDA (actual trailing twelve months) ratio of less than 2.0 to 1.0. At December 31, 2019, our net debt to adjusted EBITDA ratio was 1.1 to 1.0, falling within our stated internal guideline and consistent with our overall approach to capital allocation. There may be occasions when we exceed our target by completing acquisitions that increase our debt level for a period of time. Prior to the adoption of IFRS 16, we managed our capital structure according to our internal guideline of maintaining a net debt to EBITDA (actual trailing twelve months) ratio of less than 2.5 to 1.0.

(In millions of Canadian dollars, except ratios)	Dec 31, 2019	Dec 31, 2018

Current and non current portion of long term debt	860.9	933.7
Less: cash and cash equivalents	(223.5)	(185.2)
Bank indebtedness	19.5	-
Net debt	656.9	748.5

Shareholders equity	1,875.5	1,906.9
Total Capital Managed	2,532.4	2,655.4
Trailing twelve months adjusted EBITDA from continuing operations (note 1)	574.4	392.5
Net debt to adjusted EBITDA ratio (note 1)	1.1	1.9

See the Definitions section of this MD&A for our discussion of non-IFRS measures used.

Note 1: Results for 2019 were accounted for using IFRS 16 and results for 2018 were accounted for using IAS 17.

Stantec has syndicated senior credit facilities consisting of a senior revolving credit facility of a maximum of $800 million and a $310 million term loan in two tranches. On July 19, 2019, we amended our credit facilities which changed certain terms and conditions, including extending the maturity date of the revolving credit facility by one year (expires on June 27, 2024), increasing our access to additional funds from $400 million to $600 million, and reducing certain interest rate spreads. We are required to comply with certain covenants as part of our credit facility. The key financial covenants specify requirements of our leverage ratio and interest coverage ratio (as defined by the credit facilities agreement). Refer to the Definition of non-IFRS measures section for further discussion of our covenant ratios.

At December 31, 2019, $282.6 million was available in our revolving credit facility for future activities and we were in compliance with the covenants related to our credit facilities as at and throughout the period ended December 31, 2019.

Shareholders’ Equity

Shareholders’ equity decreased $31.4 million. Opening shareholders’ equity was adjusted downward by $31.2 million related to the adoption of IFRS 16. The decrease in shareholder’s equity was mainly due to a comprehensive loss of $109.0 million that related primarily to the exchange difference on translation of our foreign subsidiaries and the remeasurement loss on net employee defined benefit liability, $64.7 million in dividends declared, and $43.2 million in shares repurchased under our NCIB. These decreases were partly offset by net

Management’s Discussion and Analysis December 31, 2019	M-24	Stantec Inc.

income of $194.4 million earned in 2019 and $22.3 million for share options exercised for cash and share-based compensation expense.

Our NCIB on the TSX was renewed on November 8, 2019 enabling us to repurchase up to 5,559,313 of our common shares during the period November 14, 2019 to November 13, 2020. We also have an Automatic Share Purchase Plan with a broker that allows the purchase of common shares for cancellation under the NCIB at any time during predetermined trading blackout periods within certain pre-established parameters.

We believe that, from time to time, the market price of our common shares does not fully reflect the value of our business or future business prospects and that, at such times, the repurchase of outstanding common shares are an appropriate use of available Company funds. We repurchased 1,400,713 common shares for an aggregated price of $43.2 million during 2019, compared to the repurchase of 2,470,560 common shares for an aggregated price of $76.7 million during 2018.

Other

Outstanding Share Data

At December 31, 2019, there were 111,212,975 common shares and 4,051,080 share options outstanding. From January 1, 2020, to February 26, 2020, 141,700 were repurchased and cancelled under our NCIB, no share options were granted, 432,039 share options were exercised, and 56,937 share options were forfeited. At February 26, 2020, there were 111,503,314 common shares and 3,562,104 share options outstanding.

Contractual Obligations

As part of our operations, we enter into long-term contractual arrangements from time to time. The following table summarizes the contractual obligations due on our long-term debt, lease arrangements, purchase and service obligations, and other obligations at December 31, 2019, on an undiscounted basis.

		Payment Due by Period
		Less than			After
(In millions of Canadian dollars)	Total	1 Year	1–3 Years	4–5 Years	5 Years

Debt	864.6	47.8	207.8	608.1	0.9
Interest on debt	112.0	30.0	53.8	28.2	-
Bank indebtedness	19.5	19.5	-	-	-
Lease liabilities	810.5	138.5	255.0	151.2	265.8
Restoration	13.9	1.8	3.5	2.9	5.7
Variable lease payments	269.6	47.6	82.4	48.4	91.2
Short-term and low -value lease payments	4.0	2.6	1.4	-	-
Leases not commenced but committed	50.6	2.3	10.2	9.3	28.8
Foreign currency forward contract	31.0	31.0	-	-	-
Purchase and service obligations	67.6	43.9	20.5	3.1	0.1
Other obligations	54.0	13.8	23.2	1.1	15.9
Total contractual obligations	2,297.3	378.8	657.8	852.3	408.4

For further information regarding the nature and repayment terms of our long-term debt, refer to the Cash Flows from (Used in) Financing Activities and Capital Management sections of this MD&A and notes 16, 17 and 26 in our 2019 audited consolidated financial statements, incorporated by reference.

Management’s Discussion and Analysis December 31, 2019	M-25	Stantec Inc.

Our lease arrangements include non-cancellable rental payments for office space, vehicles, and other equipment. Purchase and service obligations include enforceable and legally binding agreements to purchase future goods and services. Other obligations include amounts payable for our restricted share, deferred share, and performance share units issued under our Long-Term Incentive Plan and obligations for our end of employment benefit plans. Failure to meet the terms of our lease payment commitments may constitute a default, potentially resulting in a lease termination payment, accelerated payments, or a penalty as detailed in each lease agreement. The previous table does not include obligations to fund defined benefit pension plans, although we make regular contributions. Funding levels are monitored regularly and reset with triennial funding valuations performed for the pension plans’ board of trustees. The Company expects to contribute $19.0 million to the pension plans in 2020.

Off-Balance Sheet Arrangements

As at December 31, 2019, we had off-balance sheet financial arrangements relating to letters of credit in the amount of $83.2 million that expire at various dates before January 2021, except for $14.6 million that have open-ended terms. These—including the guarantee of certain office rental obligations—were issued in the normal course of operations.

Also, as part of the normal course of operations, our surety facilities allow for the issuance of bonds for certain types of project work. As at December 31, 2019, $392.1 million in bonds—expiring at various dates before July 2024—were issued under these surety facilities. These bonds are intended to provide owners with financial security regarding the completion of their construction project in the event of default and relate mainly to our former Construction Services business. Although we remain obligated for these instruments, the purchaser of the Construction Services business has indemnified Stantec should any of these obligations be triggered.

In the normal course of business, we also provide indemnifications and, in limited circumstances, guarantees. These are granted on commercially reasonable contractual terms and are provided to counterparties in transactions such as purchase and sale contracts for assets or shares, service agreements, and leasing transactions. We also indemnify our directors and officers against any and all claims or losses reasonably incurred in the performance of their service to the Company to the extent permitted by law. These indemnifications may require us to compensate the counterparty for costs incurred through various events. The terms of these indemnifications and guarantees will vary based on the contract, the nature of which prevents us from making a reasonable estimate of the maximum potential amount that could be required to pay counterparties. Historically, we have not made any significant payments under such indemnifications or guarantees, and no amounts have been accrued in our consolidated financial statements with respect to these guarantees.

Financial Instruments and Market Risk

In 2019, we entered into an interest rate swap to manage the fluctuation in floating interest rates on Tranche C of our term loan. The agreement matures on June 27, 2023 and has the effect of converting the variable interest rate associated with $160 million of our term loan into a fixed interest rate of 2.295% plus an applicable basis points spread.

We had also entered into foreign currency forward contracts to purchase $31.0 million (or GBP18.0 equivalent) at trade dates maturing before February 2020. These contracts were entered to mitigate the risk of foreign currency fluctuations.

These arrangements are further described in note 25 of our 2019 audited consolidated financial statements, incorporated by reference.

Market risk. We are exposed to various market factors that can affect our performance, primarily our currency and interest rates.

Management’s Discussion and Analysis December 31, 2019	M-26	Stantec Inc.

Currency

Our currency exchange rate risk results primarily from the following three factors:

1.	A significant portion of our revenue and expenses is in US dollars. Therefore, we are exposed to fluctuations in exchange rates to the extent that

a.	Foreign currency revenues greater than foreign currency expenses in a strengthening Canadian dollar environment will result in a negative impact on our income from operations.
b.	Foreign currency revenues greater than foreign currency expenses in a weakening Canadian dollar environment will result in a positive impact on our income from operations.

2.

Foreign exchange fluctuations may also arise on the translation of the balance sheet of US-based or other foreign subsidiaries where the functional currency is different from the Canadian dollar, and they are recorded in other comprehensive income. We do not hedge for this foreign exchange translation risk.

3.

Foreign exchange gains or losses arise on the translation of foreign-denominated assets and liabilities (such as accounts receivable, accounts payable and accrued liabilities, and long-term debt) held in our Canadian, US, and other foreign subsidiaries. We minimize our exposure to foreign exchange fluctuations on these items by matching foreign currency assets with foreign currency liabilities and, when appropriate, by entering into forward foreign currency contracts.

Although we may buy or sell foreign currencies in exchange for Canadian dollars in accordance with our foreign exchange risk mitigation strategy, on occasion we may have a net exposure to foreign exchange fluctuations because of the timing of the recognition and relief of foreign-denominated assets and liabilities.

Interest rates

Changes in interest rates also present a risk to our performance. Our revolving credit facility and term loan balances carry a floating rate of interest. In addition, we are subject to interest rate pricing risk to the extent that our investments held for self-insured liabilities contain fixed-rate government and corporate bonds and term deposits. Based on our loan balance at December 31, 2019, we estimate that a 0.5% increase or decrease in interest rates (with all other variables held constant) would have decreased or increased net income by $2.2 million, respectively.

Price risk

We are subject to market price risk to the extent that our investments held for self-insured liabilities contain equity funds. This risk is mitigated because the portfolio of equity funds is monitored regularly and is appropriately diversified. The effect of a 1.0% increase or decrease in equity prices (with all other variables held constant) would have increased or decreased net income by $0.4 million, respectively.

Related-Party Transactions

We have subsidiaries that are 100% owned and are consolidated in our financial statements. We also have agreements in place with several structured entities to provide various services, including architecture, engineering, planning, and project management. From time to time, we enter into transactions with associated companies and other entities pursuant to a joint arrangement. In 2019, total sales to our joint ventures were $40.2 million, and at December 31, 2019, receivables from our joint ventures were $8.9 million. In 2019, the total sales to our associates were $1.9 million, and at December 31, 2019, receivables from our associates were $0.2 million.

From time to time, we guarantee the obligations of a subsidiary or structured entity for lease agreements, service agreements, and obligations to a third party pursuant to an acquisition agreement. In addition, we may guarantee service agreements for associated companies, joint ventures, and joint operations. (Transactions with subsidiaries, structured entities, associated companies, joint ventures, and joint operations are further described in note 34 of our 2019 audited consolidated financial statements and are incorporated by reference in this MD&A.)

Management’s Discussion and Analysis December 31, 2019	M-27	Stantec Inc.

Key management personnel have authority and responsibility for planning, directing, and controlling the activities of our Company. Total compensation to key management personnel and directors recognized as an expense was $20.1 million in 2019 and $10.7 million in 2018.

Critical Accounting Estimates, Developments, and Measures

Critical Accounting Estimates

The preparation of consolidated financial statements in accordance with IFRS requires us to make various judgments, estimates, and assumptions. There has been no significant change in our critical accounting estimates in 2019 from 2018, except for the change in accounting estimates related to the adoption of IFRS 16, described in note 6 of our 2019 audited consolidated financial statements.

Note 5 of our December 31, 2019, consolidated financial statements outlines our significant accounting estimates and is incorporated by reference in this MD&A.

The accounting estimates discussed in our consolidated financial statements are considered particularly important because they require the most difficult, subjective, and complex management judgments. Accounting estimates are done for the following:

•	Revenue and cost recognition on contracts
•	Assessment of impairment of goodwill
•	Fair values on business combinations
•	Leases
•	Provision for self-insured liabilities and claims
•	Employee benefit plans
•	Taxes

Because of the uncertainties inherent in making assumptions and estimates regarding unknown future outcomes, future events may result in significant differences between estimates and actual results. We believe that each of our assumptions and estimates is appropriate to the circumstances and represents the most likely future outcome.

Unless otherwise specified in our discussion of specific critical accounting estimates, we expect no material changes in overall financial performance and financial statement line items to arise, either from reasonably likely changes in material assumptions underlying an estimate or within a valid range of estimates from which the recorded estimate was selected. In addition, we are not aware of trends, commitments, events, or uncertainties that can reasonably be expected to materially affect the methodology or assumptions associated with our critical accounting estimates, subject to items identified in the Risk Factors, Outlook, and Cautionary Note Regarding Forward-Looking Statements sections of this MD&A.

Accounting Developments

Recently Adopted

Effective January 1, 2019, we adopted the following standards and amendments (further described in note 6 of our December 31, 2019, consolidated financial statements and incorporated by reference in this MD&A):

•	IFRS 16 Leases (IFRS 16)

•	IFRIC 23 Uncertainty over Income Tax Treatments (IFRIC 23)

•	Amendments to IFRS 9 Prepayment Features with Negative Compensation (IFRS 9)

•	Amendments to IAS 28 Long-term Interest in Associates and Joint Ventures (IAS 28)

Management’s Discussion and Analysis December 31, 2019	M-28	Stantec Inc.

•	Annual Improvements (2015-2017 Cycle) related to IFRS 3 Business Combinations, IFRS 11 Joint Arrangements, IAS 12 Income Taxes, and IAS 23 Borrowing Costs
•	Amendments to IAS 19 Employee Benefits (IAS 19)

The adoption of these new standards, amendments, interpretations, and improvements did not have an impact on our disclosure controls and procedures or our business activities, including debt covenants, key performance indicators, and compensation plans. The adoption of IFRS 16 resulted in a change in accounting policies, non-cash changes to our financial results, and key non-IFRS indicators. Our debt covenants were not impacted since they continued to be reported under pre-IFRS 16 standards.

In September 2019, the IFRS Interpretation Committee concluded that the presentation requirements in IAS 1 Presentation of Financial Statements apply to uncertain tax liabilities or assets recognized under IFRIC 23. This will require an entity to present uncertain tax liabilities as current tax liabilities or deferred tax liabilities, and uncertain tax assets as current tax assets or deferred tax assets. As a result, we reclassified our uncertain tax liabilities from other liabilities to current income taxes payable for both 2019 and 2018.

IFRS 16 Leases

Effective January 1, 2019, we adopted IFRS 16 Leases (IFRS 16) using the modified retrospective approach and did not restate comparative information. The new standard replaces IAS 17 Leases and IFRIC 4 Determining Whether an Arrangement Contains a Lease (IFRIC 4) and requires companies to bring operating leases, formerly treated as off-balance sheet items, onto a company’s statement of financial position. Certain current and non-current items on our statement of financial position were also reclassified to conform with the accounting requirements of IFRS 16.

The majority of our leases are for office space, vehicles, and other equipment. We no longer include fixed lease payments in administrative and marketing expenses. Instead, lease costs are replaced with depreciation of leased assets and interest expense using the effective interest method for lease liabilities. We continue to expense in administrative and marketing low-value asset leases, short-term leases with a term of 12 months or less, and variable lease expenses. Prior to IFRS 16, occupancy costs were accounted for on a straight-line basis. With the adoption of IFRS 16, lease assets are amortized on a straight-line basis; however, interest from the effective interest method results in higher interest at the start of the lease term, causing a difference between our pre- and post-IFRS 16 net income. The adoption of IFRS 16 resulted in a non-cash reduction of our 2019 net income by $3.7 million or $0.03 on an earnings per share basis.

At the lease commencement date, lease liabilities are recognized at the present value of lease payments less any incentives receivable. Lease assets are equal to lease liabilities less lease incentives received, plus restoration costs, indirect costs, and prepayments. On transition, certain lease assets were measured at the amount equal to the lease liability; however, certain significant leases were measured retrospectively as though the standard was applied since the commencement date of the lease. Over time, depreciated leased assets and discounted liabilities are not equal; therefore, on transition, we recorded a non-cash after-tax cumulative debit adjustment of $31.2 million against our opening retained earnings for the leases that were measured retrospectively.

On the statement of cash flows, fixed lease payments and proceeds for leasehold inducements are no longer included in operating and investing activities, respectively, and are now recognized in financing activities. This reclassification increases cash flows from operating activities and reduces cash flows from investing and financing activities, resulting in a net zero effect on total cash flows.

A summary of IFRS 16’s impact on our January 1, 2019, consolidated statement of financial position, income statement items and non-IFRS financial measures, and cash flows is included in the tables below.

Management’s Discussion and Analysis December 31, 2019	M-29	Stantec Inc.

Impact on Statement of Financial Position at January 1, 2019

			Increase
	After IFRS 16	Before IFRS 16	(Decrease)
(In millions of Canadian dollars)	$	$	$

Current assets
Trade and other receivables	828.1	878.1	(50.0)
Prepaid expenses	43.9	56.8	(12.9)
Other assets	24.3	23.2	1.1

Non-current assets
Lease assets	561.8	-	561.8
Intangible assets	242.0	247.7	(5.7)
Other assets	178.2	175.5	2.7

Total increase in assets			497.0
Current liabilities
Trade and other payables	566.9	567.2	(0.3)
Lease liabilities	44.8	-	44.8
Provisions	41.7	42.4	(0.7)
Other liabilities	5.0	23.2	(18.2)

Non-current liabilities
Lease liabilities	600.2	-	600.2
Provisions	86.6	78.2	8.4
Deferred tax liabilities	42.8	54.3	(11.5)
Other liabilities	10.9	105.4	(94.5)

Shareholders’ equity
Retained earnings	820.0	851.2	(31.2)
Total increase in liabilities and equity			497.0

Management’s Discussion and Analysis December 31, 2019	M-30	Stantec Inc.

Impact on Statement of Income - Continuing Operations	Year Ended Dec 31
	2019	2019	Increase
	as Reported	before IFRS 16	(Decrease)
(In millions of Canadian dollars)	$	$	$

Impact on income statement items
Administrative and marketing expenses	1,433.6	1,576.6	(143.0)
Net interest expense	69.6	37.3	32.3
Depreciation of lease assets	115.8	-	115.8
Net income	194.4	198.1	(3.7)

Impact on non-IFRS financial measures (note)
EBITDA	576.0	433.0	143.0
Adjusted EBITDA	574.4	431.4	143.0
Net debt/adjusted EBITDA - Continuing operations	1.1	1.5	(0.4)
note: Non-IFRS measures are discussed in the Definitions section of this M D&A .

Impact on Statement of Cash Flows - Continuing Operations	Year Ended Dec 31
	2019	2019	Increase
	as Reported	before IFRS 16	(Decrease)
(In millions of Canadian dollars)	$	$	$

Cash flows from operating activities	449.9	333.2	116.7
Cash paid to suppliers	(1,716.9)	(1,865.9)	149.0
Interest paid	(71.6)	(39.3)	(32.3)

Cash flows (used in) from investing activities	(135.2)	(84.8)	(50.4)
Proceeds from lease inducements	-	50.4	(50.4)

Cash flows used in financing activities	(286.0)	(219.7)	(66.3)
Payments of lease obligations	(116.7)	-	(116.7)
Proceeds from lease inducements	50.4	-	50.4

Future Adoptions

The list below includes issued standards, amendments, and interpretations that we reasonably expect to be applicable at a future date and intend to adopt when they become effective. We are currently assessing the impact of adopting these standards, amendments, and interpretations on our consolidated financial statements and cannot reasonably estimate the effect at this time.

•	Conceptual Framework for Financial Reporting
•	Definition of a Business (Amendments to IFRS 3)
•	Definition of Material (Amendments to IAS 1 and IAS 8)
•	Interest Rate Benchmark (IBOR) Reform
•	Classification of Liabilities as Current or Non-Current (Amendments to IAS 1)

These standards, amendments, and interpretations are described in note 6 of our December 31, 2019, consolidated financial statements and are incorporated by reference in this MD&A.

Materiality

We determine whether information is material based on whether we believe that a reasonable investor’s decision to buy, sell, or hold securities in our Company would likely be influenced or changed if the information was omitted, obscured, or misstated.

Management’s Discussion and Analysis December 31, 2019	M-31	Stantec Inc.

Definition of Non-IFRS Measures

This Management’s Discussion and Analysis includes references to and uses terms that are not specifically defined in IFRS and do not have any standardized meaning prescribed by IFRS. These measures and terms are working capital, current ratio, EBITDA, net debt to adjusted EBITDA, leverage ratio, adjusted EBITDA, adjusted net income, and adjusted EPS. These non-IFRS measures may not be comparable to similar measures presented by other companies. We believe that the measures defined here are useful for providing investors with additional information to assist them in understanding components of our financial results.

Working Capital. We use working capital as a measure for assessing overall liquidity. Working capital is calculated by subtracting current liabilities from current assets. There is no directly comparable IFRS measure for working capital.

Current Ratio. We use current ratio as a measure for assessing overall liquidity. Current ratio is calculated by dividing current assets by current liabilities. There is no directly comparable IFRS measure for current ratio.

EBITDA. EBITDA represents net income before interest expense, income taxes, depreciation of property and equipment, depreciation of lease assets, amortization of intangible assets, and goodwill and intangible impairment. This measure is referenced in our credit facility agreement (adjusted for pre-IFRS 16 basis) as part of our debt covenants, and we use it as part of our overall assessment of our operating performance. There is no directly comparable IFRS measure for EBITDA.

Net Debt to adjusted EBITDA. As part of our assessment of our capital structure, we monitor net debt to adjusted EBITDA. It is defined as the sum of (1) long-term debt, including current portion, less cash and cash equivalents and cash in escrow, divided by (2) adjusted EBITDA (as defined below). There is no directly comparable IFRS measure for net debt to adjusted EBITDA.

Return on Invested Capital (ROIC): ROIC is a non-IFRS measure we use to evaluate our returns generated on our debt and equity capital. It represents our actual trailing twelve months net income before tax adjusted interest relative to our average aggregate net debt and shareholders’ equity. Our method of calculating ROIC may differ from methods presented by other companies. There is no directly comparable IFRS measure.

Days Sales Outstanding (DSO): DSO is a metric that we use to evaluate our business that does not have a standardized definition within IFRS. It represents the average number of days to convert our trade and other receivables, unbilled receivables, and contract assets to cash. For 2020, this metric has been adjusted to include deferred revenue because we believe it is a better measurement of our performance and will improve comparability with our peers.

Leverage Ratio. This ratio is referenced in our credit facilities agreement as part of our debt covenants. It is defined as total indebtedness divided by EBITDA (as defined by the credit facility agreement). There is no directly comparable IFRS measure for leverage ratio.

Interest Coverage Ratio. This ratio is referenced in our credit facilities agreement as part of our debt covenants. It is defined as trailing twelve months EBITDA divided by trailing twelve months interest expense (as defined by the credit facility agreement). There is no directly comparable IFRS measure for interest coverage ratio.

Adjusted Measures

Adjusted EBITDA, Adjusted Net Income, and Adjusted EPS represent the respective financial measures (1) excluding the amortization of intangibles acquired through acquisitions and (2) after the adjustments for specific items that are significant but are not reflective of our underlying operations. Specific items are subjective; however, we use our judgement and informed decision-making when identifying items to be excluded in calculating our adjusted measures. Specific items may include, but are not limited to, discontinued operations, sale of

Management’s Discussion and Analysis December 31, 2019	M-32	Stantec Inc.

subsidiaries, adjustments arising from legislative or judicial rulings, such as changes to pension or income tax regulations, significant and unusual non-recurring costs associated with lease exit liabilities and restructuring costs, gains or losses on sales of assets, certain fair value adjustments, and asset impairment losses. We currently use EBITDA as a measure of pre-tax operating cash flow and net income as a measure of overall profitability. There is no directly comparable IFRS measure for adjusted EBITDA. The most comparable IFRS measure for adjusted net income and adjusted EPS is net income and EPS, respectively. Reconciliations to net income, EBITDA and EPS to their respective adjusted measures are included in M-7.

We believe adjusted EBITDA, adjusted net income, and adjusted EPS are useful for providing securities analysts, investors, and other interested parties with additional information to assist them in understanding components of our financial results (including a more complete understanding of factors and trends affecting our operating performance). They also provide supplemental measures of operating performance, thus highlighting trends that may not otherwise be apparent when relying solely on IFRS financial measures.

Risk Factors

Overview

To deliver on our vision and strategic objectives, we continually identify and manage potential company-wide risks and uncertainties facing our business. We view each risk in relation to all other risks because the risks considered, and the actions taken to mitigate them may create new risks to the Company.

To effectively manage risks, our Enterprise Risk Management (ERM) program

•	Maintains a value-based framework to support our efforts to manage risk effectively, transparently, and consistently

•	Reviews our risk profile continuously and iteratively so risks are identified and managed as they evolve

•	Aligns and embeds risk management into key processes like strategic planning to reduce the effect of uncertainty on achieving our objectives

•	Reports to our executives and Board of Directors to provide assurance on the effectiveness of our risk management process

Board Governance and Risk Oversight

The board provides strategic direction to and guidance on the ERM program and has delegated the responsibility for oversight of the program to the Audit and Risk Committee (ARC).

The ARC supports the development and evolution of

•	Appropriate methods to identify, evaluate, mitigate, and report the principal risks inherent to our business and strategic direction

•	Systems, policies, and practices appropriate to address our principal risks

•	A risk appetite appropriate for the organization

Annually, the board receives a comprehensive risk report when it receives the Company’s Strategic Plan. Quarterly, the ARC receives a report on the changes in principal risks and mitigation strategies.

In addition to the ARC, two other board committees have roles in risk management. The Health, Safety, Security, Environment and Sustainability Committee provides oversight with a focus on relevant operational

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risk exposures, including the Company’s climate risk tolerance. The Corporate Governance and Compensation Committee guides the deployment of an effective corporate governance system to manage the board’s overall stewardship responsibility, including requiring that appropriate management policies are in place.

Management Oversight

The C-suite is directly accountable to the board for all risk-taking activities and risk management practices. Responsibility for risk management is shared across the organization. The Executive Leadership Team (ELT) manages risk from an integrated, company-wide perspective; risk management, part of our day-to-day operations, is included in our key decision-making processes like project go/no-go decisions and strategic planning.

The ELT is supported by numerous teams—Legal; Health, Safety, Security, and Environment (HSSE); Information Technology (IT); Finance; and others—that provide risk management and compliance functions across the organization and work with management to design and monitor appropriate risk mitigation. Our Internal Audit team provides independent assurance regarding the effectiveness and efficiency of our company-wide risk management.

Principal Risks and Uncertainties

Management remains confident in our ability to successfully achieve our long-term corporate objectives; however, like our competitors, we are exposed to risks and uncertainties. Our risk assessment has identified our most significant risks (see Risks section below). These risks are listed from most to least significant based on their assessed impact on our Company and the probability that they may occur. If any risks occur, individually or in combination, our business, financial condition, results of operations, and prospects could be materially and adversely affected. Given our assessment and mitigation efforts, we do not expect any such material adverse impacts, but we plan for them as part of our ERM processes.

The risks and uncertainties described in this MD&A are not the only ones we face. Additional risks and uncertainties—that we are unaware of, that we currently believe are not material, and that may arise based on new developments—may also become important factors that adversely affect our business.

Risks

Project workplaces are inherently dangerous. Failure to maintain safe work sites could have an adverse impact on Stantec’s business, reputation, financial condition, and results of operations.

Project sites are inherently dangerous, with hazardous materials, large equipment mobilization and vehicle traffic. With projects and office locations across the globe, our employees travel to and work in high-security-risk countries that may be undergoing political, social, and economic problems that could lead to war, civil unrest, criminal activity, acts of terrorism, or public health crises.

Though we invest in a strong program that is focused on the health, safety, and security of our employees and controls environment-related risks, we are exposed to the risk of personal injury, loss of life, or environmental or other damage to our property or the property of others. We could be exposed to civil or statutory liability arising from injuries or deaths or be held liable for either uninsured damages or damages higher than our insurance coverage.

We may also incur additional costs on projects due to delays arising from health and safety incidents. Failure to maintain a strong safety record may also result in losing client confidence and future projects.

Failure to attract, retain, and mobilize skilled employees could harm our ability to execute our strategy.

Stantec derives revenue almost exclusively from services performed by our employees. Failing to attract, retain, and mobilize highly qualified staff could impede our ability to compete for new projects, deliver successfully on projects, and maintain or expand client relationships. Competition for talent remains challenging with low unemployment rates in the US, exit of skilled labor due to retirement, and skill deficits in many of the countries in which we operate. As a result of this talent scarcity, wages are increasing. If current trends continue, securing and

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retaining our key talent will become even more critical. As demand for skilled labor grows and its supply shrinks, firms everywhere will be in a fierce competition for the limited human capital so essential to business growth.

Failure to maintain effective operational management practices may adversely affect Stantec’s financial condition and results of operations.

For Stantec to succeed, our internal processes—including project management, billing and collecting tools, administrative overheads, and an appropriate insurance program—must be managed effectively; otherwise, we may incur additional costs. Projects that are over budget or not on schedule may lead to client dissatisfaction, claims against Stantec, and withheld payments. Delayed billings and customer payments may require Stantec to increase working capital investment. High administrative overheads may result in Stantec not being competitive in the marketplace.

A cybersecurity breach may cause loss of critical data, interrupt operations, and cause prejudice to our clients.

Like other global companies, we rely on computers, large enterprise systems, and information and communication technologies including third-party vendor systems, to conduct our business.

Although we devote significant resources to securing Stantec’s computer systems and have strong vetting processes for third-party systems we rely on, a breach in cybersecurity is an inherently high risk. If our systems are breached, we could be exposed to system interruptions, delays, loss of employee personal data, and loss of critical data that could delay or interrupt our operations. Loss of any sensitive and confidential data that our clients entrust us with could harm our clients and others. Other possible adverse impacts include remediation and litigation costs, regulatory penalties, costs associated with increased protection, lost revenues, and reputational damage leading to lost clients.

In addition, many of our projects use leading-edge technologies to deliver innovative solutions to our clients including design of state-of-the-art SMART buildings, connected autonomous vehicles, or other infrastructure facilities. Any cyber breach of such systems may expose us and our clients to remediation and litigation costs.

Stantec bears the risk of cost overruns on fixed-price contracts.

Our business has historically followed a fee-for-service model; however, some clients in select markets and business operating units are demanding alternative project delivery (APD) methods such as bundled engineering, and procurement; design-builds; and public-private partnerships. Stantec may experience reduced profits or, in some cases, losses under these contracts if costs increase above our estimates or if we make errors in estimating costs. Poor project management may also result in cost overruns and liabilities.

Failure to manage subcontractor performance could lead to significant losses.

Profitably completing some contracts depends on the satisfactory performance of subcontractors and subconsultants. If these third parties do not perform to acceptable standards, Stantec may need to hire others to complete the tasks, which may add costs to a contract, impact profitability, and, in some situations, lead to significant losses and claims.

Due to participation in joint arrangements, we may have limited control and be adversely impacted by the failure of the joint arrangement or its participants in fulfilling their obligations.

As part of our business strategy, Stantec may enter into joint arrangements, such as partnerships or joint ventures, where control is shared with unaffiliated third parties. For certain projects, we have contractual joint and several liability with these parties. In some cases, these joint arrangements may not be subject to the same internal controls (over financial reporting and otherwise) that we follow. Failure by a joint-arrangement partner to comply with rules, regulations, and client requirements may adversely impact Stantec’s reputation, business, and financial condition.

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Claims and litigation against us could adversely impact our business.

The threat of a major loss—such as the filing of a design-defect lawsuit against Stantec for damages that exceed Stantec’s professional liability insurance limits—could adversely impact our business even if, after several years of protracted legal proceedings, Stantec is ultimately found not liable for the loss or claim.

A failure in our IT infrastructure could lead to business interruption and loss of critical data, adversely affecting our operating results.

To sustain business operations and remain competitive, we rely heavily on our core and regional networks, complex server infrastructure and operating systems, communications and collaboration technology, design software, and business applications. We must constantly upgrade our applications, systems, and network infrastructure, as well as attract and retain key IT personnel; otherwise, service delivery and revenues could be interrupted.

Demand for Stantec’s services is vulnerable to economic downturns and reductions in government and private industry spending.

Demand for our services is vulnerable to economic conditions and events. As a growing global organization, we are more widely exposed to geopolitical risks and fluctuations in the local economies where we operate. These risks can negatively impact client interest in pursuing new projects.

For example, currency and interest rate fluctuations, inflation, financial market volatility, and credit market disruptions may negatively affect the ability of our clients to deploy capital or to obtain credit to finance their businesses on acceptable terms. This may impact their ability to pay us on time for our services, which, in turn, may adversely affect our backlog, working capital, earnings, and cash flows.

Geopolitical uncertainties and the rise of protectionism, including uncertainties with respect to Brexit, America First, and ongoing US trade disputes with China and other countries may negatively impact the global economy and as a result, Stantec’s business. Within the US, impeachment proceedings and upcoming elections in 2020 may delay infrastructure spending. With these conditions, our clients may seek to change the overall mix of services they purchase and demand more favorable contract terms, including lower prices. Increased competition during an economic decline could force us to accept unfavourable contract terms that cause revenue and margin reductions and greater liability.

Stantec may have difficulty achieving organic growth expectations.

If we are unable to effectively compete for projects, expand services to existing and new clients by cross-selling our services, and attract qualified staff, or if we are significantly affected by adverse economic conditions, we may have difficulty increasing our market share and achieving organic growth objectives.

We could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act and similar worldwide anti-corruption laws.

The U.S. Foreign Corrupt Practices Act, UK’s Bribery Act, Canada’s Corruption of Foreign Public Officials Act, and similar worldwide anticorruption laws generally prohibit companies and their intermediaries from making improper payments to officials for obtaining or retaining business. Stantec operates in many parts of the world that have experienced government corruption. In certain circumstances, strict compliance with anticorruption laws may conflict with local customs and practices.

We train employees to strictly comply with anti-bribery laws, and our policies prohibit employees from offering or accepting bribes. We have built processes to advise our partners, subconsultants, suppliers, and agents who work with us or work on our behalf that they must comply with anti-corruption laws. Despite Stantec’s policies, training, and compliance programs, we cannot provide assurance that our internal control policies and procedures

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will always protect us from inadvertent, reckless, or criminal acts committed by employees or others. Violations or allegations of violations could disrupt our business and materially adversely effect our operating results or financial condition. Litigation or investigations relating to alleged violations could be costly and distracting for management, even if we are found not to have engaged in misconduct.

Failure to source suitable acquisition targets could impair our growth.

As the professional services industry consolidates, suitable acquisition candidates may be more difficult to find and available only at prices or under terms that are less favorable than before. Future acquisitions may decrease our operating income or operating margins, and we may be unable to recover investments made in those acquisitions.

If we are not able to successfully manage our integration program, our business and results of operations may be adversely affected.

Difficulties encountered while integrating acquired companies could adversely affect the Company’s business. This may prevent us from achieving anticipated synergies and improving our professional service offerings, market penetration, profitability, and geographic presence, all key drivers of our acquisition program. The value of an acquired business may decline if we are unable to retain key acquired employees. Acquired firms may also expose Stantec to unanticipated problems or legal liabilities undiscovered during our due diligence processes.

Force majeure events could interrupt our business and negatively impact our ability to complete client work.

Stantec’s offices, IT infrastructure, project sites, and staff may be impacted by events beyond our control, such as natural disasters, extreme weather, telecommunications failures, and acts of war or terrorism. Though we maintain a strong business continuity program, a major event could impact our ability to operate and may put our employees and clients at risk.

Climate change creates both risks and opportunities for Stantec.

Our business interruption risk is exacerbated by an increasing number of extreme weather events related to climate change.

Transitioning to a lower-carbon economy may present risks in the form of new environmental regulations, laws, and policies that could result in increased costs or create the potential for litigation, possibly preventing a project from going forward.

Climate change events are having impacts on investment decisions by local governments. On one hand, it is spurring on additional investments by local governments to make their cities and communities more resilient and on the other hand, it is diverting funds that might otherwise be invested into other infrastructure.

Addressing climate change has also created opportunities for Stantec. All our business lines have programs related to renewable energy, climate change adaptation, resiliency, sustainable buildings and infrastructure, environmental preservation, carbon capture and storage, and more. By partnering with our clients, we help them proactively address business interruption risk and better protect the environment. This results in additional revenue for Stantec.

New or changing policies, regulations, and standards could adversely affect our business operations and results.

Stantec’s business model includes a range of business operating units and jurisdictions, each with its own rules and regulations. As we grow geographically, complying with additional regulations and standards could materially increase our costs; not complying could have a significant impact on our reputation and results.

Relaxed or repealed laws and regulations could also impact the demand for our services.

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New trade barriers, changes in duties or border taxes, and changes in laws, policies, or regulations governing the industries and sectors we work in could mean a decreased demand for our services or increased costs. Such changes cannot be predicted, nor can we predict their impact on our business and clients.

Currency and interest rate fluctuations, inflation, financial market volatility, or credit market disruptions may limit our access to capital.

Several capital market risks could affect our business including currency risk, interest rate risk, and availability of capital.

Although we report our financial results in Canadian dollars, the greater portion of our revenues and expenses is generated or incurred in non-Canadian dollars. A stronger Canadian dollar could result in decreased net income from our non-Canadian dollar businesses.

Our credit facility carries a floating rate of interest; our interest costs will be impacted by change in interest rates. We are also subject to interest rate pricing risk to the extent that our investments held for self-insured liabilities contain fixed-rate government and corporate bonds. Our expansion plans may be restricted without continued access to debt or equity capital on acceptable terms. This may negatively affect our competitiveness and results of operations.

As well, these market fluctuations may negatively affect the ability of our clients to deploy capital or to obtain credit to finance their businesses on acceptable terms, which will impact their demand for our services and our clients’ ability to pay for our services.

Failure to adequately tax plan could significantly impair Stantec’s overall capital efficiency.

Continuous changes to various global tax laws are a risk for our organization. Management uses accounting and fiscal principles to determine income tax positions, however, ultimate tax determinations by applicable tax authorities may vary from our estimates, adversely impacting our net income or cash flows.

A change in our effective tax rate could have a material adverse impact on the results of our operations.

Stantec has defined benefit pension plans that currently have a significant deficit. These could grow in the future, resulting in additional costs.

Stantec has foreign defined benefit pension plans for certain employees. In the future, our pension deficits or surplus may increase or decrease depending on changes in interest rate levels, pension plan performance, inflation and mortality rates, and other factors. If we are forced or elect to make up all or a portion of the deficit for unfunded benefit plans over a short time, our cash flow could be materially and adversely affected.

Managing Our Risks

Global Operations

We manage our business through a combination of centralized and decentralized controls that address the unique aspects of the various markets, cultures, and geographies we operate in.

Our approach to integrating acquired companies involves implementing company-wide information technology and financial management systems and providing support services from corporate and regional offices.

Business Model

Our business model—based on geography, business operating unit specialization, and life-cycle diversification—reduces our dependency on any particular industry or economic driver. We intend to continue diversifying our geographic presence and service offerings and focusing on key client sectors. We believe this will reduce our susceptibility to industry-specific and regional economic cycles and will help us take advantage of economies of scale in the highly fragmented professional services industry.

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We also differentiate our business from competitors by entering into both large and small contracts with varying fee amounts. We work on tens of thousands of projects for thousands of clients in hundreds of locations. Our broad project mix strengthens our brand identity and ensures that we do not rely on only a few large projects for our revenue. We expect to continue to pursue selective acquisitions, enabling us to enhance our market penetration and to increase and diversify our revenue base.

Effective Processes and Systems

Our Global Management System (GMS) provides a disciplined and accountable framework for managing risks, quality outcomes, and occupational health and safety and environmental compliance. Stantec’s operations (except for recent acquisitions) are certified to, or are following the requirements of, these four internationally recognized consensus ISO standards:

ISO 9001:2015 (Quality Management)

ISO 14001:2015 (Environmental Management)

ISO 45001:2018 (Occupational Health & Safety Management)

ISO/IEC 20000-1:2011 (IT Service Management)

Our operations are largely managed by country-specific management systems with differing ISO certifications as required to support those country- and industry-specific business requirements. We began the review and streamlining of the global ISO certifications in 2019.

We use a Project Management (PM) Framework that confirms and clarifies the expectations Stantec has of its project managers and project teams. It includes the critical tasks that affect both the management of risks and achievement of quality on typical projects.

Our internal practice audit process enables us to assess the compliance of operations with the requirements of our GMS. This ensures that all offices and labs are audited at least once over the three-year term of our ISO 9001, ISO 14001, and ISO 45001 registrations. Additionally, field-level assessments are conducted for construction-related projects. We have a formal improvement process to encourage suggestions for improvement, address nonconformances, promote root-cause analysis, and document follow-up actions and responsibilities.

Our largest and most complex projects are supported by our Programs and Business Solutions (PBS) group, which provides specialized program and project management services.

Our comprehensive IT security (cybersecurity) program is designed to predict, prevent, detect, and respond. Key initiatives include detailed security and acceptable use policies, practices, and procedures; awareness campaigns for staff; and a range of security initiatives for enforcing security standards, including regular penetration tests. Our integrated Security Incident Response team is linked to our Crisis Communication Plan to ensure that breach response protocols are aligned with our overall corporate crisis response plans.

We invest resources in our Risk Management team. Team members provide company-wide support and guidance on risk avoidance practices and procedures. Structured risk assessments are conducted before we begin pursuing projects with heightened or unique risk factors.

Insurance

Our policies include but are not limited to the following types of insurance: general liability, automobile liability and physical damage, workers compensation and employer’s liability, directors’ and officers’ liability, professional, pollution & cyber liability, fiduciary and crime. We have a regulated/licensed captive insurance company to fund the payment of professional liability self-insured retentions related to claims as well as specific types of insurance policies such as employment practices. We or our clients obtain project-specific professional liability insurance when required or as needed on large and or complex projects.

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Growth Management

We have an acquisition and integration program managed by a dedicated acquisition team to minimize the risks associated with integrating acquired companies. A senior regional or business leader is appointed for each acquisition. The team is responsible for

•	Identifying and valuing acquisition candidates
•	Undertaking and coordinating due diligence
•	Negotiating and closing transactions
•	Integrating employees and leadership structures (immediately) and systems (as soon as practical following an acquisition)

Capital Liquidity

We meet our capital liquidity needs and fund our acquisition strategy through various sources, including cash generated from operations, short- and long-term borrowing from our syndicated senior credit facilities ($800 million revolving credit facility, $310 million term loan, and access to additional funds of $600 million), and the issuance of common shares.

Controls and Procedures

Disclosure controls and procedures are designed to ensure that information we are required to disclose in reports filed with securities regulatory agencies is recorded, processed, summarized, and reported on a timely basis and is accumulated and communicated to management—including our CEO and CFO, as appropriate—to allow timely decisions regarding required disclosure.

Under the supervision and with the participation of management, including our CEO and CFO, we carried out an evaluation of the effectiveness of our disclosure controls and procedures as of December 31, 2019 (as defined in rules adopted by the Securities and Exchange Commission (SEC) in the United States and as defined in Canada by National Instrument 52-109, Certification of Disclosure in Issuer’s Annual and Interim Filings). Based on this evaluation, our CEO and CFO concluded that the design and operation of our disclosure controls and procedures were effective.

We account for the following significant joint operations in accordance with IFRS: West, a Joint Venture and Starr II, a Joint Venture. Management does not have the contractual ability to assess the internal controls of these joint arrangements. Once the financial information is obtained from these joint arrangements, it falls within the scope of our internal controls framework. Management’s conclusion regarding the effectiveness of internal controls does not extend to the internal controls at the transactional level of these joint arrangements. Our 2019 audited consolidated financial statements includes $13.9 million and $0.4 million of total assets and net assets, respectively, as at December 31, 2019, and $60.8 million and $0.7 million of revenues and net income, respectively, for the year then ended related to these joint arrangements.

As permitted by published guidance of the SEC in the United States, management’s evaluation of and conclusions on the effectiveness of internal control over financial reporting did not include the internal controls of WGE; their financial results are included in the Company’s 2019 consolidated financial statements. Aggregate assets of WGE acquired were $36.4 million, representing 0.8% of the Company’s total assets as at December 31, 2019. Gross revenue earned from the date of acquisition to December 31, 2019, constituted 1.7% of the Company’s gross revenue for the year ended December 31, 2019.

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with IFRS. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of our financial reporting and preparation of our financial statements. Accordingly,

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management, including our CEO and CFO, does not expect that our internal control over financial reporting will prevent or detect all errors and all fraud. Management’s Annual Report on Internal Control over Financial Reporting and the Independent Auditors’ Report on Internal Controls are included in our 2019 consolidated financial statements.

There has been no change in our internal control over financial reporting during the year ended December 31, 2019, that materially affected or is reasonably likely to materially affect our internal control over financial reporting.

We will continue to periodically review our disclosure controls and procedures and internal control over financial reporting and may make modifications from time to time as considered necessary or desirable.

Subsequent Events

Normal Course Issuer Bid

From January 1, 2020, to February 26, 2020, pursuant to our NCIB, we repurchased and cancelled 141,700 common shares for an aggregate price of $5.2 million.

Dividends

On February 26, 2020, our Board of Directors declared a dividend of $0.155 per share, payable on April 15, 2020, to shareholders of record on March 31, 2020.

Cautionary Note Regarding Forward-Looking Statements

Our public communications often include written or verbal forward-looking statements within the meaning of the US Private Securities Litigation Reform Act and Canadian securities laws. Forward-looking statements are disclosures regarding possible events, conditions, or results of operations that are based on assumptions about future economic conditions or courses of action and include financial outlook or future-oriented financial information. Any financial outlook or future-oriented financial information in this Management’s Discussion and Analysis has been approved by management of Stantec. Such financial outlook or future-oriented financial information is provided for the purpose of providing information about management’s current expectations and plans relating to the future.

Forward-looking statements may involve but are not limited to comments with respect to our objectives for 2020 and beyond, our strategies or future actions, our targets, our expectations for our financial condition or share price, or the results of or outlook for our operations. Statements of this type may be contained in filings with securities regulators or in other communications and are contained in this MD&A. Forward-looking statements in this MD&A include but are not limited to the following:

•	Our aim to achieve our four key financial targets by the end of 2022 as set out in the Business Model and Strategy section of this MD&A;

•	Our targets and expectations for 2020;

•	Our expectations regarding the impact our major project awards will have on adapting to climate change and rising sea levels;

•	Our expectations regarding economic trends, currency stability, industry trends, and commodity prices in the sectors and regions that we operate in;

•

Our expectations regarding our sources of cash and ability to meet our normal operating and capital expenditures in the Liquidity and Capital Resources section, based in part on the design of our business model;

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•	Our expectations regarding organic net revenue growth and gross margin improvement in 2020; and

•	Our expectations with respect to pension plan contributions, the amount and time thereof.

These describe the management expectations and targets by which we measure our success and assist our shareholders in understanding our financial position as at and for the periods ended on the dates presented in this MD&A. Readers are cautioned that this information may not be appropriate for other purposes.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is a significant risk that predictions, forecasts, conclusions, projections, and other forward-looking statements will not prove to be accurate. We caution readers of this MD&A not to place undue reliance on our forward-looking statements since a number of factors could cause actual future results, conditions, actions, or events to differ materially from the targets, expectations, estimates, or intentions expressed in these forward-looking statements.

Future outcomes relating to forward-looking statements may be influenced by many factors and material risks, including the risks described in the Risk Factors section of this MD&A.

Assumptions

In determining our forward-looking statements, we consider material factors including assumptions about the performance of the Canadian, US, and global economies in 2020 and their effect on our business. The factors and assumptions we used about the performance of Canadian, US, and Global economies in 2020 in determining our annual targets and our outlook for 2020 are listed in the Outlook section of this MD&A. In addition, our budget is a key input for making certain forward-looking statements and certain key assumptions underlying our budget. These key factors and assumptions are set forth below:

•	Management assumed the Canadian dollar would be relatively stable compared to 2019 and used an average value of US$0.77, £0.61 GBP in 2020.

•

In Canada, the overnight interest rate target—currently at 1.75%—is expected to rise over time, but not necessarily in 2020 and the US Federal Reserve is expected to maintain the current federal funds rate in 2020. Therefore, management assumed that the average interest rates will remain consistent in 2020.

•	To establish our effective income tax rate, management considered the tax rates in place as of December 31, 2019, for the countries we operate in.

•

The Canadian unemployment rate—5.9% in November 2019—is not expected to change significantly in 2020. In the United States, the unemployment rate—3.5% for November 2019 is at lowest level in fifty years—is expected to stay at historical lows through 2020.

•

In the United States, housing activity is forecasted to increase in 2020. The expected seasonally adjusted annual rate of total housing starts for 2020 is 1,286,000, up from the expected 1,243,000 total housing starts in 2019.

In Canada, the Canadian Mortgage and Housing Corporation suggested that the number of total housing starts will increase. Expected new housing starts will fall between 194,000 and 204,300 units in 2020, a 3-4% increase from forecasted housing starts in 2019.

•

The Architecture Billings Index (ABI) from the American Institute of Architects was 52.0 in October 2019, suggesting growing demand for design services. We anticipate demand to remain stable throughout 2020.

•	Prices for precious metals are expected to increase in 2020 compared to 2019. However, other metals, minerals and crude oil prices are forecasted to decline in 2020.

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•	Management expects to support our targeted level of growth using a combination of cash flows from operations and borrowings.

The preceding list of factors is not exhaustive. Investors and the public should carefully consider these factors, other uncertainties and potential events, and the inherent uncertainty of forward-looking statements when relying on these statements to make decisions with respect to our Company. The forward-looking statements contained herein represent our expectations as of February 26, 2020, and, accordingly, are subject to change after such date. Except as may be required by law, we do not undertake to update any forward-looking statement, whether written or verbal, that may be made from time to time. In the case of the ranges of expected performance for fiscal year 2020, it is our current practice to evaluate and, where we deem appropriate, to provide updates. However, subject to legal requirements, we may change this practice at any time at our sole discretion.

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